Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 3, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 29, 2004, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2003, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong annual report for the year ended December 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: May 3, 2004	Title:	Director and Vice President

EXHIBIT 99.1

China Life Insurance Company Limited, Mainland China’ largest life insurance company, provides insurance services to over 100 million long-term policy holders.

We strive to maximize the value for our shareholders, and at the same time, we remain committed to meeting our customers’ increasingly sophisticated insurance needs by providing a broad range of products and services to match.

With an incomparable sales and distribution network, customer service centers and branches distributed across China, and a highly experienced management team, we look forward to continuing our leading position in China’ insurance industry for many years to come.

Contents

Financial Summary

Company Profile

Chairman’s Statement

Business Review

Management Discussion & Analysis

Report of the Board of Directors

Report of the Supervisory Committee

Connected Transactions

Executive Directors, Senior Management and Supervisors

Notice of the Annual General Meeting

Corporate Information

Auditors’ Report

Consolidated Profit and Loss Account

Consolidated Balance Sheet

Balance Sheet

Consolidated Statement of Changes in Equity

Consolidated Cash Flow Statement

Notes to the Financial Statements

Supplementary Information for ADS Holders

Report on the Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Profit and Loss Data

Financial Summary

RMB million	2003	2002	2001	2000
Revenues
-Historic financial data	78,883	74,308	61,207	48,375
-Pro Forma financial data	60,442	50,740	—	—
Profit/(loss) attributable to shareholders
-Historic financial data	(1,428)	(2,250)	(3,295)	(6,990)
-Pro Forma financial data	5,857	4,524	—	—
Investment Assets	279,248	266,463	188,869	129,998
Shareholders’ Equity	62,436	(175,463)	(172,348)	(170,045)

RMB
Earnings Per Share
-Historic financial data	(0.07)	(0.11)	(0.16)	(0.35)
-Pro Forma financial data	0.29	0.23	—	—

Company Profile

China Life Insurance Company Limited (the “Company”) was registered in Beijing, China on June 30, 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange on December 17 and 18, 2003 respectively. The Company is the leading life insurance company in China’s life insurance market (for the purpose of this annual report, “China’s life insurance market” refers to the life insurance market in the People’s Republic of China, but excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan). We sell products and services through the most extensive distribution network of exclusive agents, direct sales representatives and dedicated and non-dedicated agencies throughout China. As of December 31, 2003, the Company had over 48 million individual and group life insurance policies, annuity products, and long-term health insurance policies in force. We also provide accident and short-term health insurance policies for individuals and groups. The Company was also elected as Best Insurance Company in Asia in 2003 by EuroMoney magazine.

The Company provides products and services including individual life insurance, group life insurance, accident and health insurance. The Company is China’s largest life insurance company, a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. Through its controlling shareholding in the China Life Insurance Assets Management Co., Ltd. (“AMC”), the Company became China’s largest insurance asset management company and one of the largest institutional investors in China.

Chairman’s Statement

To all Shareholders:

I am honoured to present my first report of China Life Insurance Company Limited’s operating results for the year ended December 31, 2003 to all shareholders. I would also like to take this opportunity to express my sincere thanks for the support of our shareholders, and the close cooperation of the Board, the Supervisory Committee and the Management of Operations. Furthermore, I would like to extend my heartfelt thanks to our staff for their hard work and dedication.

2003 marked the Company’s transition to a new era in its history. The Company successfully restructured and became the first domestic financial enterprise to be listed on both the New York Stock Exchange and the Hong Kong Stock Exchange. At the same time, written premiums continued their growth and profit and earnings significantly improved. All in all, the Company fulfilled the promises made to its shareholders.

After the listing, the Company’s solvency level was strengthened and the actual solvency ratio reached 3.95 times the minimum solvency standards, thus providing room for business expansion.

Continuous improvement of our corporate governance structure

Pursuant to the legal requirements and the requirements of regulatory institutions of China and the jurisdictions in which our shares are listed, the Company further improved its corporate governance structure in accordance with the prevailing corporate system. The Board of Directors, the four specialized committees under the Board of Directors, the Supervisory Committee, and the Management of Operations were formed and have assumed their respective duties. The Board of Directors appointed two independent non-executive directors to safeguard the interests of minority shareholders. Accordingly, a system of checks and balances among the decision-making body, the supervisory body and the operative management was established.

Maintaining strong growth in written premiums

Written premiums maintained strong growth in 2003 on the foundation of rapid expansion during the previous two years. In accordance with Hong Kong accounting standards, gross written premiums and policy fees of the transferred policies and the new premiums and policy fees generated after the restructuring amounted to RMB52.9 billion, representing an increase of 12.3% compared to 2002.

Continuous strengthening of the ability to prevent risks

We have proactively created a better operational structure and business environment by centralizing operational data at the provincial level, computerizing the management of short-term insurance policies business, further improving a comprehensive budget-control system and a structured evaluation system, centralizing the administration of funds, implementing a centralized procurement system, and adopting stringent cost and expenditure control measures. The Company has newly developed and modified 26 insurance products. The Auditing Committee and Risk Management Committee, which operate under the Board of Directors, have been formed to strengthen the internal control and auditing protocols, and to further strengthen the risk management capacities of the Company.

Significant improvement in profit and earnings

In accordance with HK GAAP, the pro forma net profit for the year was RMB5.86 billion and the pro forma net profit per share was RMB0.29.

Dividends

According to the resolutions of the Board of Directors’ meeting on April 23, 2004, no dividends for 2003 will be declared by the Company.

2004 Outlook

Following its establishment, 2004 marks a very important year for the Company. Our individual insurance business will continue to play a key role in business development. We will further strengthen our marketing efforts, raise the quality of our agents and prioritize the development of a profitable business. We will equally stress the importance of scale and profit in group insurance business. We will further expand our intermediary networks. Risk control will be strengthened in our health insurance business. The Company will actively develop new products and seek new business opportunities. We will strengthen our key city strategy to maintain our leading position in the market. Furthermore, the Company will seek to further strengthen staff training, increase our talent intake and raise the overall quality of the staff.

Wang Xianzhang

Chairman

Beijing, China

April 23, 2004

Business Review

INSURANCE PRODUCTS

The Company had more than 48 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2003. It also offers accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.5% by the China Insurance Regulatory Commission of the PRC (“CIRC”) since June 1999.

INDIVIDUAL LIFE INSURANCE

The Company is the leading provider of individual life insurance and annuity products in China, offering a variety of personal life insurance and annuity products. These products are primarily distributed through a some 655,000-strong team of exclusive agents operating out of a nationwide network of around 8,200 field offices. The Company also distributes its products via a range of non-dedicated agencies located in the branch offices of banks, post offices and other organizations. Gross written premiums and policy fees generated by the Company’s individual life insurance products attributable to transferred and new policies totaled RMB42,288 million for the year ended December 31, 2003 and RMB37,662 million for the year ended December 31, 2002, representing a RMB4,626 million, or a 12.3% increase year-on-year. First-year gross written premiums and policy fees from individual life insurance products and annuity products attributable to transferred and new policies during 2003 was RMB13,284 million. This figure represents a 26.1% decrease over 2002 when first-year single gross written premiums and policy fees for the same period was RMB4,349 million or 32.7% of first-year individual life insurance gross written premiums. Deposits generated by the Company’s life insurance and annuity products attributable to transferred and new policies totaled RMB77,318 million for the year ended December 31, 2003 and RMB52,340 million for the year ended December 31, 2002, representing an increase of RMB24,978 million year-on-year or 47.7%.

The Company provides its policyholders with an extensive range of life insurance and annuity products and services that offers them comprehensive coverage at every stage of their lives. Individual life insurance and annuity products include whole life and term life insurance, endowment insurance and annuities.

The Company markets both non-participating and participating products. As of December 31, 2003, the Company had approximately 25.8 million non-participating policies and 13.5 million participating policies in force. Those holding participating products are entitled to a share of the product’s distributable earnings, as determined by the Company in line with formulas prescribed by CIRC. Under CIRC guidelines, such dividends must not be less than 70% of the distributable earnings of participating products. Since their introduction in 2000, participating life insurance and annuity products have become the Company’s fastest-growing business.

Whole life and term life insurance

Non-participating whole life and term life insurance. The Company offers both non-participating whole life and term life insurance products.

Non-participating whole life insurance products provide guaranteed pre-determined benefits upon the death of the insured in return for the periodic payment of fixed premiums over a pre-set period. These premium payments are normally paid at a level rate over a pre-defined term, which may cover the duration of the contract period or a specified age or timeframe.

The guaranteed rate of return for life insurance products has been capped at 2.5% by CIRC since June 1999. The Company believes that, should China persist in operating as a low interest economy, the insurance market will continue to move away from non-participating to participating products.

Non-participating term life insurance products provide guaranteed benefits upon the death of the person insured within a specified time period in return for the periodic payment of fixed premiums. Typical periods can range from 5 to 20 years or expire at specified ages. Death benefits can either be evenly spread over the life of the policy or increase in line with the duration of the policy. Premiums are typically paid at a level rate for the duration of the coverage period. Term life insurance products are sometimes referred to as “pure protection products”, in that they normally offer policyholders little in the way of savings or investment elements. Unlike whole life products, term life insurance policies expire with no value at the end of the coverage period if the person insured remains alive.

Participating whole life insurance. The Company also offers whole life participating insurance products. Such products are whole life insurance policies which provide an additional participation feature in the form of dividends. As a result, those holding participating products are entitled to a share of the distributable earnings from participating products as determined by the Company in line with formulas prescribed by CIRC. Under CIRC requirements, such dividends must not be less than 70% of the distributable earnings of participating products.

Endowment

Non-participating endowment products. Non-participating endowment products provide the person insured with a variety of guaranteed benefits should he or she survive specified maturity dates or periods stated in the policy. Should the person insured die during the coverage period, such products also offer guaranteed benefits to his or her designated beneficiary. Specific coverage periods can range from 5 to 20 years or end at a pre-specified age. Premiums for such policies typically remain at a fixed level for the duration of the coverage period.

Endowment products have historically been among the most popular of all individual life insurance products in the China market. However, the Company believes that should the prevailing permitted guaranteed rate of China’s life insurance market remain capped at its current 2.5% level as it has been for several years, participating endowment products will become increasingly popular.

Participating endowment products. The Company also offers participating endowment products. These are endowment policies that provide policyholders with an added participation feature in the form of dividends. Consequently, those holding such policies are entitled to a share of the distributable earnings from participating products as determined by the Company in line with formulas prescribed by CIRC. Under CIRC requirements, such dividends must not be less than 70% of the distributable earnings from participating products.

Participating endowment products are among the Company’s fastest growing and most successful product lines. Hong Tai Endowment and Qian Xi Li Cai had the highest level of sales of the Company’s participating endowment products. During the year ended December 31, 2003, Hong Tai Endowment had deposits worth RMB34,536 million. This figure represents 44.7% of the total deposits for the Company’s individual life insurance business attributable to transferred and new policies. First-year deposits for Hong Tai Endowment for 2003 were RMB30,697 million. This figure represents an 31.7% decrease over 2002 and 39.7% of total deposits for the Company’s individual life insurance business of the first year. During the same period, Qian Xi Li Cai generated RMB8,876 million in gross written premiums. This figure represents 21.0% of total gross written premiums and policy fees for the Company’s individual life insurance business. First-year gross written premiums for Qian Xi Li Cai for 2003 were RMB4,304 million. This figure represents a 56.6% decrease over 2002 and 32.4% of all first-year gross written premiums and policy fees for the Company’s individual life insurance business.

Annuities

Annuities are used for both asset accumulation and asset distribution purposes. Annuitants make deposits or pay premiums into their accounts and, in return, receive guaranteed level payments during the payoff period specified in their contracts. The Company offers both participating and non-participating annuities. In the case of non-participating annuity products, all risks associated with the investments are borne entirely by the Company. A significant number of non-participating annuity products impose charges or other fees on policyholders upon their early surrender of, or withdrawal from, the contract.

Participating annuity products are annuities that provide policyholders with both a fixed annuity policy and a participation feature in the form of dividends. The Company determines dividends for these policies in the same way as it does for its life insurance policies. In common with non-participating annuities, a significant number of participating annuity products impose charges or other penalties on policyholders upon an early surrender or withdrawal.

GROUP LIFE INSURANCE

The Company is a leading provider of group life insurance in China and supplies life insurance and annuity products to the employees of some of China’s largest organizations, including many Fortune Global 500 companies. The Company markets its group life insurance and annuity products through a 10,000-strong team of direct sales representatives operating out of some 4,000 branch offices nationwide. It also distributes such products through external insurance agencies and insurance brokerage companies. Gross written premiums and policy fees the Company generated from its group life insurance products attributable to transferred and new policies totaled RMB432 million for the year ended December 31, 2003 and RMB477 million for the year ended December 31, 2002. These figures represent 1.0% of the gross value of the Company’s total written premiums and policy fees attributable to transferred and new policies for each respective year. The RMB432 million figure for 2003 represents a 9.4% decrease when measured against 2002. The gross written premiums of group life insurance and annuity products for the first year was RMB221 million, a reduction of 29.4% over 2002. Gross first-year single written premiums for 2003 was RMB204 million or 92.3% of all first-year group life insurance gross written premiums attributable to transferred and new policies. Deposits generated by the Company’s group life insurance and annuity products attributable to transferred and new policies totaled RMB10,117 million for the year ending December 31, 2003 and RMB 6,232 million for the year ending December 31, 2002. As compared to 2002, this represents an increase of RMB3,885 million or 62.3%.

The Company offers its group customers bundled annuity products and whole life and term life insurance products they can use to serve as part of their overall employee benefit plans. Individual group products are also marketed on an independent basis. The Company believes it is the market leader in the development of group annuity products.

Group annuities. In the case of non-participating group annuities, the interest on an annuitant’s deposits are credited to each participating employee’s personal account, with annuity payments being made from the account to the employee. Such annuity payments can be either pre-determined in the policy contracts or based on the interest rate for a fixed two-year deposit term as adopted by the People’s Bank of China (“PBOC”).

The Company also offers participating group annuities. In the case of participating group annuities, interest on an annuitant’s deposits is either credited to the participating employee’s personal account, or credited to both the participating employee’s personal account and the employer’s group account, depending on the source of the deposits. Both payment methods are calculated at a guaranteed interest rate which is set at the time the product is priced and is subject to capping by CIRC. The CIRC cap currently stands at 2.5%. Formulas prescribed by CIRC entitle annuitants to a share of the distributable earnings as determined by the Company derived from participating products in excess of the rate guaranteed to participating employees.

Group participating annuity products, including Yong Tai Annuity and Group annuity (Retirement Supplement), are among the Company’s fastest growing product lines. As of or for the year ended December 31, 2003, the total combined deposits for the Yong Tai Annuity and Group Annuity (Retirement Supplement) were RMB9,128 million. This figure represents a 54.5% increase over 2002.

Group whole life and term life insurance

The Company also offers non-participating whole insurance products and term life insurance products. All of the Company’s group whole life and term life insurance products insure against death, while some also provide added cover against injuries due to accidents, dismemberment or disabilities due to illnesses.

ACCIDENT INSURANCE

The Company is China’s leading accident insurance provider. The total value of gross written premiums for the Company’s accident business attributable to transferred and new policies totaled RMB4,880 million for the year ended December 31, 2003 and RMB5,174 million for the year ended December 31, 2002. These figures represent 9.2% and 11.0% of the Company’s gross written premiums and policy fees attributable to transferred and new policies for each respective year.

Accident Insurance Products

The Company offers a variety of accident insurance products and services targeted towards both individuals and groups.

Individual accident insurance. Individual accident insurance products provide benefits in the event of the death or disability of the person insured as a result of an accident, or reimburse him or her for medical expenses arising from an accident. Generally, a death benefit is paid if the person insured dies within 180 days of suffering an accident. A disability benefit will be paid if he or she is disabled, with the size of the resultant benefit depending on the extent of the disability suffered. If the person insured receives medical treatment at a China Life -approved medical institution, his or her individual China Life accident insurance products may provide added coverage for medical expenses. The Company also offers a wide range of individual accident insurance products. They include accidental death and disability insurance for students and infants and comprehensive coverage against accident and injury. The Company has additionally tailored products for individuals requiring special protection. The range of options on offer includes accidental death and disability insurance for commercial air travel passengers and automobile drivers and their passengers. Periods covered by the Company’s individual accident insurance products extend from a few hours to one full year.

Group accident insurance. The Company markets a variety of group accident insurance products and services for businesses, government agencies and other organizations of many different sizes. The Company has also tailored products for specific industry groups. They include accident insurance for construction companies.

HEALTH INSURANCE

The Company is one of China’s leading health insurance providers, offering a wide range of health insurance products and services for both individuals and groups. Options on offer include disease-specific insurance, medical expense insurance and defined benefit insurance. The Company markets such products to individuals and groups via the same distribution channels that it uses to sell its life insurance products. Gross written premiums for the Company’s health insurance business attributable to transferred and new policies totaled RMB5,325 million for the year ended December 31, 2003 and RMB3,764 million for the year ended December 31, 2002. These figures represent 10.1% and 8.0% of the Company’s gross written premiums and policy fees attributable to transferred and new policies for each respective year. The 2003 figure represents a 41.5% increase over 2002.

The Company has tailored health insurance products for both individuals and groups. Such products are classified as being short-term policies of less than one year in duration or long-term products with timeframes of longer than one year. The Company also offers short-term and long-term defined health benefit plans, medical expense reimbursement plans and disease-specific plans for both individuals and groups.

Defined health benefit plans. These plans provide policyholders with fixed payments based on the number of days they are hospitalized or the specific type of medical or surgical operation they must undergo. Policyholders can choose to pay their premiums via a single payment or on a periodic basis.

Medical expense reimbursement plans. These plans reimburse policyholders for a portion of their outpatient or hospitalization treatment fees and expenses. Individual policyholders may either pay their premiums in a single payment or on a periodic basis. In the case of certain group plans, premiums may be paid irregularly as determined by the policyholder.

Disease-specific plans. These plans provide policyholders with a fixed payment benefit for various diseases. Premium payments for such plans may be paid on either a single payment or periodic basis.

DISTRIBUTION CHANNELS

The Company believes it now offers a larger distribution force and a more extensive geographic reach than any of its competitors. The Company’s distribution network now extends into almost every county in China except Tibet. Nationwide, the Company now has some 655,000 exclusive agents operating out of approximately 8,200 field offices for its individual products. It also has a further 10,000 direct sales representatives in more than 4,000 branch offices to market its group products. The Company also distributes its individual and group products through a multi-channel network of non-dedicated agencies. They include some 78,000 outlets of banks, post offices and savings cooperatives. Commission rates vary by product and are based on factors such as premium payment terms and periods and CIRC regulations. The Company offers its many agents and representatives a comprehensive range of support facilities that includes training programs, sales instruments and information technology systems.

DIRECT SALES FORCE

The Company’s direct sales force remains its primary distribution system for group life insurance and annuities, group accident insurance and group health insurance products.

Of the Company’s direct sales force, some 10,000 representatives are full-time employees. Operating out of more than 4,000 branch offices across China the direct sales force can reach into almost every county in Mainland China. As a result, the Company believes its direct sales network enjoys a geographic reach unparalleled by any other life insurance company in this market.

Individual agent force

The Company’s network of approximately 655,000 individual agents remains its primary distribution channel for both individual life, individual accident, and individual health insurance products.

The Company’s team of individual agents continues to be a very valuable asset which enables the Company to more effectively control distribution and build and maintain long-term relationships with individual customers. Between December 31, 2001 and December 31, 2003, the number of individual agents employed by the Company increased from approximately 450,000 to approximately 655,000. The Company believes that its existing and potential customers prefer the personal approach provided by individual agents. As a result, the Company believes its individual agent force will continue to serve as its core distribution channel.

The supervision and training of the Company’s individual agents is overseen by a nationwide network comprising more than 7,000 supervisors and 1,200 full-time trainers. The Company sets product management and customer service standards which all field offices and agents must meet, and conducts field tests with a view to ensuring quality. The Company rewards its individual agents through a performance-related remuneration package. It includes a commission rate that will typically decrease over each policy’s premium payment period. In the case of short-term insurance products, the Company’s exclusive agents are generally compensated on a fixed fee basis. Further motivations for agents include performance-based bonuses and the organization of sales-related competitions involving individual field offices and sales units.

Intermediaries

The Company also provides a variety of individual and group products through intermediaries. This distribution channel is largely made up of non-dedicated agencies located in approximately 78,000 outlets across China. They include commercial bank branches, post offices and savings cooperatives.

Bancassurance. The Company maintains bancassurance arrangements with major banks and post offices in China and currently generates a sizeable portion of all total sales through these channels. Bancassurance is an increasingly important tool, and the Company’s stand-alone bancassurance department will continue to dedicate substantial resources, with a focus on key Chinese cities. The Company will explore additional strategic alliances with one or more banks. In the short term, the Company plans to further enhance the attractiveness of its products and services by tailoring them for individual banks and providing training and integrated systems support for its banking partners.

Other non-dedicated agencies. In addition to its bancassurance arrangements, the Company now also markets individual life insurance products through other non-dedicated agencies. Such agencies currently include outlets of savings cooperatives, travel agencies, hotels and airline sales counters. The Company expects that its non-dedicated agencies network will become an increasingly important distribution channel for its individual products in future.

Other intermediaries. The Company’s group products are also marketed through dedicated insurance agencies and insurance brokerage companies. These intermediaries work closely with companies wishing to select group life insurance providers and group products and services in return for commission.

CUSTOMER SERVICE

The Company remains committed to providing its current and future customers with quality insurance and consultation services and to being responsive to their needs both before and after a sale. A specialized customer service network is responsible for establishing uniform standards and procedures for all customer policy-related services. The network’s many responsibilities include the handling of inquiries and complaints from customers and the training of customer services personnel.

Customer services are primarily provided by customer service teams operating out of the Company’s branch and field offices throughout China. The Company provides support to customers in more remote areas by mail and other channels. The teams also utilize alternative customer services channels, such as wireless telephone networks and the Internet, to complement the efforts of individual service units and the call center network.

UNDERWRITING AND CLAIMS MANAGEMENT

The Company’s individual and group insurance underwriting involves the evaluation of applications for life, accident and health insurance products by a professional staff of underwriters and actuaries, who determine the type and the amount of risk that it is willing to accept. The Company has established qualification requirements and review procedures for its underwriting professionals. It employs detailed underwriting policies, guidelines and procedures designed to assist our underwriters to assess and quantify risks before issuing a policy to qualified applicants.

The Company’s underwriters generally evaluate the risk characteristics of each prospective insured. Requests for coverage are reviewed on their merits, and generally a policy is not issued unless the particular risk or group has been examined and approved for underwritings.

All claims the Company receives from its policyholders are handled by staff located at the Company headquarters and branch office network. Typically, claims are received by employees or agents who make a preliminary examination and forward the claims to a settlement department for further verification. Once a claim has been verified, the amount payable is calculated and, once approved, is distributed to the policyholder in question.

The Company manages claims risk through a variety of organizational and computer systems controls. Organizational controls utilized include specified authorization limits for various operating levels, periodic and ad hoc inspections on a Company-wide basis and expense mechanisms linking payout ratios with expenses for short-term life insurance policies. The Company requires that claims examinations must be performed by two staff members. Similarly stringent requirements are used in assessing the qualifications and suitability of all applicants for claims management posts. These control procedures are supported by a computer processing system which is used to verify and process all claims.

INVESTMENTS

As of December 31, 2003, the Company held RMB279,248 million of investment assets. In compliance with the Insurance Law of China, the Company invests the insurance premiums, deposits and other funds it receives primarily in bank term deposits and fixed maturity securities such as government securities, bonds issued by the central bank and state-owned policy banks of the Chinese government and corporate bonds. The Company also invests in policy loans and securities investment funds largely made up of equity securities issued by Chinese companies and traded on China’s securities exchanges. Additional Company activities in this area include participation in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. The Company may not engage in other securities investment without the prior approval of CIRC.

The Company directs and monitors all investment activities in line with a series of investment guidelines. These guidelines include: (1) performance goals for investment funds; (2) specified asset allocations and investment types based on regulatory provisions and the Company’s level of indebtedness and market forecasts; (3) specified goals based on the duration and asset-liability matching strategies; (4) specified authorization levels required for the approval of significant investment projects; and (5) specified risk management policies and prohibitions. All Company investment guidelines are reviewed and approved by its investment committee on an annual basis.

China Life Insurance Asset Management Company Limited (“AMC”) was established on November 23, 2003 by the Company. The Company owns 60% of AMC. Prior to that, a specialized investment management department was responsible for investment management, which will subsequently be operated by the AMC under the Company’s authorization and our investment guidelines.

Risk management

In formulating its primary investment strategies, the Company’s objective is to pursue optimal investment yields while considering macroeconomic factors, risk control and regulatory requirements. The Company is exposed to four primary sources of investment risk:

•	Interest rate risk;

•	Credit risk;

•	Market valuation risk; and

•	Liquidity risk.

The Company’s investment assets are principally comprised of term deposits and fixed income securities. Consequently, interest rate fluctuations have had a significant impact on the Company’s rate of return on its investments. The Company has tried to control its interest rate risk through adjustment of its portfolio mix and terms, and, wherever possible, by managing the average duration and maturity of its assets and liabilities. However, due to a general lack of long-term fixed income securities in Chinese financial markets and restrictions on the types of investments which the Company may make, some of the Company’s assets are of lower duration than its liabilities. Ultimately, the Company believes that the development of China’s financial markets and the gradual easing of investment restrictions will enable it to better match its assets to its liabilities. Chinese financial markets currently do not provide an effective means for us to hedge our interest rate risk.

Investment portfolio

Term deposits

Term deposits primarily with commercial banking institutions in China represented 49.1% of the Company’s total investment assets as of December 31, 2003.

Fixed maturity securities

Fixed maturity securities, such as Chinese treasury bonds, Chinese financial institution bonds and Chinese corporate bonds, represented 25.3% of the Company’s total investment assets as of December 31, 2003.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges. Such investments represented 3.8% of the Company’s total investment assets as of December 31, 2003.

Repurchase agreements

The Company entered into agreements to repurchase bonds in repurchase exchange markets. The value of bonds repurchased under these agreements represented 5.0% of the Company’s total cash and investment assets as of December 31, 2003.

Policy loans

The Company provides its policyholders interest-bearing policy pledge loans that enable them to borrow not more than 70% of the cash surrender values of their policies. In general, these loans are secured by the policyholders’ rights under the terms of the policies.

Management Discussion & Analysis

Operating Results of 2003 and 2002 - Pro Forma Basis

We set forth below information and discussion regarding the pro forma effect of our restructuring for the years ended December 31, 2003 and 2002, as if it had occurred at the start of the years ended December 31, 2003 or 2002, respectively. The pro-forma financial data is on page 125.

The unaudited pro forma consolidated financial information is not necessarily indicative of the results that could have been achieved had the restructuring in fact occurred on those dates and is not necessarily indicative of the financial results for any future periods.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Pro Forma Net Premiums Earned and Policy Fees

Pro forma net premiums earned and policy fees increased by RMB6,059 million, or 13.5%, to RMB50,807 million in 2003 from RMB44,748 million in 2002. This increase was primarily due to increases in net premiums earned and policy fees in the individual life insurance business and health insurance business offset in part by a decrease in net premiums earned and policy fees from group life insurance business.

Of total pro forma net premiums earned in 2003, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Pro forma net premiums earned and policy fees from the individual life insurance business increased by RMB4,626 million, or 12.3%, to RMB42,288 million in 2003 from RMB37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. These were offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Pro forma net premiums earned and policy fees from the group life insurance business decreased by RMB45 million, or 9.4%, to RMB432 million in 2003 from RMB477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Pro forma net premiums earned from the accident and health insurance business increased by RMB1,478 million, or 22.4%, to RMB8,087 million in 2003 from RMB6,609 million in 2002. Pro forma gross written premiums from the accident insurance business decreased by RMB294 million, or 5.7%, to RMB4,880 million in 2003 from RMB5,174 million in 2002 and pro forma gross written premiums from the health insurance business increased by RMB1,561 million, or 41.5%, to RMB5,325 million in 2003 from RMB3,764 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health products. Sales of accident insurance decreased due to increased competition.

Net Investment Income

Pro forma net investment income increased by RMB2,444 million, or 56.2%, to RMB6,790 million in 2003 from RMB4,346 million in 2002. This increase was primarily due to an overall increase in investment assets, also impacted by a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Pro forma net realized gains on investments were RMB599 million in 2003, compared to RMB140 million in 2002. This change was primarily due to increased net realized gains on equity securities.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Pro forma net unrealized gains on investments were RMB254 million in 2003, compared to net unrealized losses on investments of RMB560 million in 2002. This change reflected unrealized capital gains on securities investment funds due to favorable conditions in the equity markets.

Insurance Benefits and Claims

Pro forma insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB3,933 million, or 12.6%, to RMB35,213 million in 2003 from RMB31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume. Of this amount, pro forma life insurance death and other benefits increased by RMB1,510 million, or 65.4%, to RMB3,818 million in 2003 from RMB2,308 million in 2002, pro forma accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and the pro forma increase in future life policyholder benefits decreased by RMB1,594 million, or 6.4%, to RMB26,513 million in 2003 from RMB24,919 million in 2002. The increase in pro forma life insurance death and other benefits was primarily due to an increase in the number of policies in force. Pro forma life insurance death and other benefits, as a percentage of pro forma gross written premiums and policy fees, were 7.2% in 2003, an increase from 4.9% in 2002.

Individual Life Insurance Business

Pro forma insurance benefits and claims for the individual life insurance business increased by RMB3,149 million, or 11.8%, to RMB29,946 million in 2003 from RMB26,797 million in 2002. This increase was primarily due to increase in business volume during the period. Of these pro forma insurance benefits and claims, pro forma life insurance death and other benefits increased by RMB1,456 million, or 77.0%, to RMB3,348 million in 2003 from RMB1,892 million in 2002. This increase was primarily due to two types of policies, which we started to sell in 2000 and which pay benefits to policyholders every three years. The pro forma increase in future life policyholder benefits increased by RMB1,692 million, or 6.8%, to RMB26,598 million in 2003 from RMB24,906 million in 2002.

Group Life Insurance Business

Pro forma insurance benefits and claims for the group life insurance business decreased by RMB24 million, or 5.9%, to RMB385 million in 2003 from RMB409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these pro forma insurance benefits and claims, pro forma life insurance death and other benefits increased by RMB74 million, or 18.7%, to RMB470 million in 2003 from RMB396 million in 2002 and pro forma increase in future life policyholder benefits decreased by RMB85 million in 2003, compared with an increase of RMB13 million in 2002.

Accident and Health Insurance Business

Pro forma insurance benefits and claims for the accident and health insurance business increased by RMB809 million, or 19.9%, to RMB4,882 million in 2003 from RMB4,073 million in 2002. This increase was primarily due to the increase in business volume in the health insurance business, offset in part by a decrease of average claim rate of health insurance business. Of these pro forma insurance benefits and claims, pro forma accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and pro forma life insurance death and other benefits (comprised of long-term health benefits) were nil in 2003, compared to RMB20 million in 2002.

Policyholder Dividends and Participation in Profits

Pro forma policyholder dividends and participation in profits increased by RMB569 million, or 89.2%, to RMB1,207 million in 2003 from RMB638 million in 2002. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

The majority of acquisition costs are deferrable. Pro forma amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Pro forma underwriting and policy acquisition costs primarily reflect the non-deferrable portion of acquisition costs attributable to insurance policies. Pro forma underwriting and policy acquisition costs increased by RMB267 million, or 48.1%, to RMB822 million in 2003 from RMB555 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Pro forma administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the insurance policies as well as compensation and other administrative expenses. Pro forma administrative expenses increased by RMB420 million, or 7.1%, to RMB6,326 million in 2003 from RMB5,906 million in 2002. This increase was primarily due to the increase in business volume.

Other Operating Expenses

Pro forma other operating expenses, which consist of employee housing benefits and legal and regulatory costs, decreased by RMB63 million, or 14.7%, to RMB367 million in 2003 from RMB430 million 2002. This decrease was primarily due to reduced losses on sales of employee housing, which has been phased out in accordance with PRC law.

Interest Credited to Policyholder Contract Deposits

Pro forma interest credited to policyholder contract deposits increased by RMB1,352 million, or 86.2%, to RMB2,920 million in 2003 from RMB1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance.

Income Tax

Pro forma income tax expense was RMB2,582 million in 2003, compared to RMB1,904 million in 2002. This result was primarily attributable to a pro forma profit before tax and minority interests of RMB8,479 million. The 2003 pro forma effective tax rate of 30.5% reflects the income tax rate assuming the restructuring had occurred as of January 1, 2003 and assuming no tax losses were carried forward from prior years.

Net Profit/Loss

For the reasons set forth above, pro forma net profit increased by RMB1,333 million, or 29.5%, to RMB5,857 million in 2003 from RMB4,524 million in 2002.

Insurance Solvency Requirements

In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of insurance companies to provide better policyholder protection under the current regulatory system. The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows our solvency ratio as of December 31, 2003:

As of December 31, 2003 (RMB in millions, except percentage data)
Actual solvency	50,948
Minimum solvency	12,906
Solvency ratio	395%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC. Among these twelve financial ratios, the calculation of six ratios requires financial data of two previous years and we are accordingly not able to calculate such six ratios for the year of 2003 because we were just established in 2003.

We submitted our first report in 2004. Our solvency level as of December 31, 2003 was approximately 3.95 times the minimum regulatory requirement and the six applicable financial ratios were within their usual ranges.

OPERATING RESULTS

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Overview

As discussed elsewhere in this annual report, the restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; but for accounting purposes, the restructuring occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes the data for our predecessor through September 30, 2003 and the data for the company from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC for the time period from October 1, 2003 through December 31, 2003. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB792 million, or 1.2%, to RMB67,216 million in 2003 from RMB66,424 million in 2002. This increase was significantly less than the 2002 increase over 2001 as a result of the effect of the restructuring described above. The increase reflected increases in net premiums earned from the individual life insurance business and accident and health business offset in part by a decrease in net premiums earned and policy fees from the group life insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB6,059 million, or 13.5%, to RMB50,807 million in 2003 from RMB44,748 million in 2002. This increase was primarily due to increases in net premiums earned from the individual life insurance and the accident and health businesses offset in part by decrease in net premiums earned and policy fees from the group life insurance business. Net premiums earned from risk-type participating products were RMB13,417 million in 2003, a decrease of RMB1,131 million or 7.8% from RMB14,548 million in 2002. This decrease was primarily due to a shift toward products which are classified as investment products. Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2002 and attributable to the transferred policies, RMB8,896 million was attributable to single premium products and RMB25,035 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB361 million, or 0.6%, to RMB58,541 million in 2003 from RMB58,902 million in 2002. This decrease was due in part to the restructuring effect, as well as a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products. This was offset in part by an increase in sales of whole life products and growth in policy fees.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB4,626 million, or 12.3%, to RMB42,288 million in 2003 from RMB37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. This was offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB161 million, or 21.5%, to RMB588 million in 2003 from RMB749 million in 2002. This decrease was due in part to the effect of the restructuring described above, as well as a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies decreased by RMB45 million, or 9.4%, to RMB432 million in 2003 from RMB477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business increased by RMB1,314 million, or 19.4%, to RMB8,087 million in 2003 from RMB6,773 million in 2002. Gross written premiums from the accident insurance business decreased by RMB393 million or 7.5%, to RMB4,880 million in 2003 from RMB5,273 million in 2002 and gross written premiums from the health insurance business increased by RMB1,480 million, or 38.5%, to RMB5,325 million in 2003 from RMB3,845 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health insurance products. Sales of accident insurance decreased due to increased competition.

Net premiums earned from the accident and health insurance business attributable to the transferred and new policies increased by RMB1,478 million, or 22.4%, to RMB8,087 million in 2003 from RMB6,609 million in 2002. Gross written premiums from the accident insurance business attributable to the transferred and new policies decreased by RMB294 million, or 5.7%, to RMB4,880 million in 2003 from RMB5,174 million in 2002 and gross written premiums from the health insurance business attributable to the transferred and new policies increased by RMB1,561 million, or 41.5%, to RMB5,325 million in 2003 from RMB3,764 million in 2002. These increases were primarily due to the same reasons as for the accident and health insurance business as a whole.

Net Investment Income

Net investment income increased by RMB1,478 million, or 17.7%, to RMB9,825 million in 2003 from RMB8,347 million in 2002. This increase was primarily due to an overall growth in investment assets during 2003, notwithstanding a one-time drop in our total investment assets as of September 30, 2003 caused by the de-recognition of assets retained by CLIC in connection with the restructuring and a decrease in investment yield.

As of December 31, 2003, total investment assets were RMB279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). As of December 31, 2002, total investment assets were RMB266,463 million and the investment yield for the year ended December 31, 2002 was 3.8%. This decrease reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Net realized gains on investments increased by RMB602 million, or 226.3% to RMB868 million from RMB266 million in 2002. This change was due to net realized gains of RMB550 million on debt securities and RMB318 million on securities investment funds in 2003. In 2002, the net realized gain of RMB446 million on debt securities was offset in part by net realized losses of RMB180 million on securities investment funds.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized gains on investments in 2003 were RMB247 million, compared to net realized loss of RMB1,067 million in 2002. The results in 2003 reflected unrealized gains on securities investment funds as of December 31, 2003 resulting from favorable conditions in the equity markets in 2003, compared to a steep fall in the equity markets in 2002.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits increased by RMB26,627 million, or 41.2%, to RMB91,201 million in 2003 from RMB64,574 million in 2002. Policy fees increased by RMB1,086 million, or 21.7%, to RMB6,096 million in 2003 from RMB5,010 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business, offset in part by the effect of restructuring described above.

Total deposits attributable to the transferred and new policies increased by RMB28,863 million, or 49.3%, to RMB87,435 million in 2003 from RMB58,572 million in 2002. Policy fees attributable to the transferred and new policies increased by RMB1,349 million, or 32.1%, to RMB5,557 million in 2003 from RMB4,208 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business. Total deposits from participating products increased by RMB27,986 million, or 53.4%, to RMB80,376 million in 2003 from RMB52,390 million in 2002. Total policy fees from participating products increased to RMB4,214 million in 2003 from RMB2,563 million in 2002.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB21,654 million, or 37.1%, to RMB79,962 million in 2003 from RMB58,308 million in 2002. Policy fees from the individual life insurance business increased by RMB1,135 million, or 24.5%, to RMB5,768 million in 2003 from RMB4,633 million in 2002. These increases reflected increased sales of participating endowment products, offset in part by the effect of restructuring described above.

Deposits in the individual life insurance business attributable to the transferred and new policies increased by RMB24,978 million, or 47.7%, to RMB77,318 million in 2003 from RMB52,340 million in 2002. Policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB1,305 million, or 32.0%, to RMB5,380 million in 2003 from RMB4,075 million in 2002. These increases were primarily due to increased sales of participating endowment products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB4,973 million, or 79.4%, to RMB11,239 million in 2003 from RMB6,266 million in 2002. Policy fees from the group life insurance business decreased by RMB49 million, or 13.0%, to RMB328 million in 2003 from RMB377 million in 2002. These changes were primarily due to an increase of sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increased competition, the fact that policy fees are no longer required to be paid on some of the non-transferred policies under the terms of the policies as well as the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB3,885 million, or 62.3%, to RMB10,117 million in 2003 from RMB6,232 million in 2002. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB44 million, or 33.1%, to RMB177 million in 2003 from RMB133 million in 2002. These increases were due to increased sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increase competition.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB99 million, or 0.2%, to RMB56,536 million in 2003 from RMB56,437 million in 2002. This increase was due to the increase in business volume offset in part by the effect of restructuring described above. Life insurance death and other benefits increased by RMB1,560 million, or 22.3%, to RMB8,570 million in 2003 from RMB7,010 million in 2002. These increase was principally an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees increased to 12.4% in 2003 from 10.2% in 2002.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB3,934 million, or 12.6%, to RMB35,213 million in 2003 from RMB31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB7 million, or 0.1%, to RMB13,982 million in 2003 from RMB13,975 million in 2002. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased to RMB536 million in 2003 from RMB132 million in 2002 and the increase in future life policyholder benefits decreased by RMB397 million, or 2.9%, to RMB13,446 million in 2003 from RMB13,843 million in 2002.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB208 million, or 0.4%, to RMB50,947 million in 2003 from RMB50,739 million in 2002. This increase was due to the increase in business volume during the period offset in part by the effect of restructuring described above. Of these insurance benefits and claims, life insurance death and the benefits increased by RMB2,492 million, or 47.4%, to RMB7,744 million in 2003 from RMB5,252 million in 2002 and the increase in future life policyholder benefits decreased by RMB2,284 million, or 5.0%, to RMB43,203 million in 2003 from RMB45,487 million in 2002.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB3,149 million, or 11.8%, to RMB29,946 million in 2003 from RMB26,797 million in 2002. This increase was primarily due to the increase in business volume during the period. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB1,457 million, or 77.0%, to RMB3,348 million in 2003 from RMB1,891 million in 2002. This increase was primarily due to two types of policies, which we started to sell in 2000, and which pay benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB1,692 million, or 6.8%, to RMB26,598 million in 2003 from RMB24,906 million in 2002.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB915 million, or 56.4%, to RMB707 million in 2003 from RMB1,622 million in 2002. This decrease was due to the effect of the restructuring described above and a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB909 million, or 52.4%, to RMB826 million in 2003 from RMB1,735 million in 2002 and the increase in future life policyholder benefits decreased by RMB119 million in 2003, compared with a decrease of RMB113 million in 2002.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies decreased by RMB24 million, or 5.9%, to RMB385 million in 2003 from RMB409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB74 million, or 18.7%, to RMB470 million in 2003 from RMB396 million 2002 and the increase in future life policyholder benefits decreased by RMB85 million in 2003, compared with an increase of RMB13 million in 2002.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB806 million, or 19.8%, to RMB4,882 million in 2003 from RMB4,076 million in 2002. Of these amounts, accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and life insurance death and other benefits (comprised of long-term health benefits) was less than RMB1 million in 2003 compared to RMB23 million in 2002. These changes were primarily due to the increase in business volume in the health insurance business offset in part by a decrease of average claim rate of health insurance business.

Insurance benefits and claims for the accident and health insurance business attributable to the transferred and new policies increased by RMB809 million, or 19.9%, to RMB4,882 million in 2003 from RMB4,073 million in 2002. This increase was primarily due to an increase of health insurance business, offset in part by a decrease of average claim rate of health insurance business. Of these insurance benefits and claims, accident and health claims and claims adjustment expenses increased by RMB829 million or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and life insurance death and other benefits (comprised of long-term benefits) were nil in 2003, compared to RMB20 million in 2002.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB566 million, or 88.3%, to RMB1,207 million in 2003 from RMB641 million in 2002. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million in 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portions of the acquisition costs attributable to transferred and new policies. Underwriting and policy acquisition costs decreased by RMB367 million, or 22.1%, to RMB1,294 million in 2003 from RMB1,661 million in 2002. Underwriting and policy acquisition costs were 1.91% of net premiums earned and policy fees in 2003, compared with 2.5% in 2002.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together decreased by RMB370 million, or 29.4%, to RMB890 million in 2003 from RMB1,260 million in 2002. This decrease was primarily due to the effect of restructuring described above. In addition, this decrease reflected declining commissions attributable to the non-transferred policies, since commissions generally decrease as policies are renewed in successive years. Underwriting and policy acquisition costs in the accidental and health insurance business increased by RMB3 million, or 0.7%, to RMB404 million in 2003 from RMB401 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses increased by RMB700 million, or 11.4%, to RMB6,862 million in 2003 from RMB6,162 million in 2002. This increase primarily reflected the increase in business volume, offset in part by the effect of the restructuring described above.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), increased by RMB238 million, or 37.5%, to RMB872 million in 2003 from RMB634 million in 2002. This increase primarily reflected a revaluation of investment properties and the resulting impact on the profit and loss accounts offset in part by the effect of the restructuring described above. Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of within the company. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits increased by RMB165 million, or 2.3%, to RMB7,260 million in 2003 from RMB7,095 million in 2002. This increase primarily reflected an increase in the total policyholder account balance offset in part by the effect of the restructuring described above.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB1,352 million, or 86.2%, to RMB2,920 million in 2003 from RMB1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased to RMB2,235 million in 2003 from RMB922 million in 2002.

Income Tax

The Company pays income tax according to PRC enterprise income tax tentative regulations and related rules. Income tax expense, including current and deferred taxations, was RMB1,180 million in 2003, compared to RMB14 million in 2002. In accordance with PRC law, China Life and China Life Insurance Asset Management Company Limited, which is controlled by the Company, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Substantially all of the income expense for 2003 was attributable to the profit-making insurance businesses (attributable to the transferred and new policies) and asset management businesses of China Life. Our predecessor CLIC had operational losses in their core insurance businesses and accordingly had no income tax liability. All of its income tax expense for 2003 and 2002 related to its non-core operations and were immaterial compared to the income tax expense of China Life for 2003.

Net Profit/Loss

For the reasons set forth above, net loss was RMB1,428 million in 2003, an improvement from a net loss of RMB2,250 million in 2002.

Individual Life Insurance Business

Net loss in the individual life insurance business was RMB208 million in 2003, an improvement from a net loss of RMB1,070 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB1,263 million in 2003, an improvement from a net loss of RMB2,475 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB190 million, or 16.0%, to RMB1,380 million in 2003 from RMB1,190 million in 2002. Profitability increased due primarily to the rapid increase in health premiums, which was not reflected in claim experience. The overall performance of the accident business, despite the decrease in premiums, remained strong, while the performance of the health business was relatively weaker.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2003, the amount of cash and cash equivalents was RMB42,616 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2003, the amount of term deposits was RMB137,192 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2003, investments in fixed maturity securities had a fair value of RMB70,604 million. As of December 31, 2003, investments in equity securities, primarily through securities investment funds, had a fair value of RMB10,718 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. We believe that some of our positions in fixed maturity securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawal and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities for 2003 were all significantly affected by the divestiture of the operations and business (including the operations and businesses attributable to the transferred policies) retained by CLIC as of September 30, 2003.

Net cash provided by operating activities was RMB38,510 million in the year ended December 31, 2003, a decrease from RMB44,059 million in the year ended December 31, 2002. This decrease was primarily due to a change in working capital which used cash in the year ended December 31, 2003, compared with providing cash in the year ended December 31, 2002. Net cash provided by operating activities was RMB44,059 million in 2002, an increase from RMB33,833 million in 2001. The increase in cash provided by operating activities over both of these periods was primarily due to the rapid growth in new policies, and the lag time between receipt of premium income and the payment of claims under those policies.

Net cash used in investing activities was RMB105,166 million in the year ended December 31, 2003, RMB95,898 million in the year ended December 31, 2002 and RMB51,964 million in the year ended December 31, 2001. The increase in cash used in investing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products.

Net cash provided by financing activities was RMB94,743 million in the year ended December 31, 2003, RMB48,513 million in the year ended December 31, 2002 and RMB12,711 million in the year ended December 31, 2001. The increase in cash provided by financing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products and are therefore attributed to financing activities. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of December 2003, the cash proceeds from the global share offering were held in bank deposit accounts. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Recent Developments

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB2,368 million of insurance funds, and irregular operations involving RMB2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB32.3 million, among which RMB11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB43.1 million.

CLIC was directed to pay a total of approximately RMB67.5 million, including RMB9.2 million of business taxes and surcharges, RMB10.0 million of income taxes, RMB37.3 million of other taxes and RMB11.1 million in fines. The decision requires CLIC to rectify the irregular use of reinsurance funds and irregular operations described in section (i) above, and to submit a report on such rectification by May 31, 2004. The audit decision also requires CLIC to make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. An appeal to the CNAO may be taken within 60 days of the date of CLIC’s receipt of the audit decision. We will review the changes and adjustments made by CLIC in response to the audit decision in order to evaluate their impact on our operations.

On or about March 16, 2004 a complaint was filed in the United States District Court for the Southern District of New York alleging violations of the U.S. Securities Exchange Act of 1934 by the Company and certain of its officers and directors in connection with failure to fully disclose the audit review by the CNAO of CLIC. Three additional similar complaints have subsequently been filed against these same defendants. The complaints seek to recover damages on behalf of a purported class of persons who purchased the Company’s publicly traded securities between December 22, 2003 and February 3, 2004. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. As of the date hereof, none of the four complaints has yet been served and, accordingly, the Company’s time to respond thereto has not yet begun to run. In connection with these complaints, the Company has engaged U.S. counsel to contest the complaints vigorously on behalf of the Company.

Report of the Board of Directors

The directors present the annual report and the audited consolidated financial statements of the Company and its subsidiary (the “Group”) for the year ended December 31, 2003.

1.	Principal business and results

The Company is the leading life insurance company in China’s life insurance market. Its individual and group life insurance policies, annuity products, and long-term health insurance policies are sold through the most extensive distribution network in China, which includes exclusive agents, direct sales representatives and dedicated and non-dedicated agencies. The Company also provides individual and group accident and short-term health insurance policies. In addition, the Company became China’s largest insurance asset management company through its controlling shareholding in AMC, as well as one of the largest institutional investors in China. The analysis of operations by business segments during the year is set out in note 3 to the accounts.

2.	Results and allocation

The results of the Group for the year are set out in the Company’s consolidated profit and loss account on page 71.

3.	Reserves

Details of the reserves of the Group are set out in note 25 to the financial statements.

4.	Charitable donations

The total amount of charitable donations of the Group for the year was RMB34,418,000.

5.	Fixed assets

Details of the movement in fixed assets of the Group are set out in note 8 to the financial statements.

6.	Share capital

Details of the movement in share capital of the Company are set out in note 24 to the financial statements.

7.	Bank borrowings

As at December 31, 2003, the Group did not have any bank borrowings.

8.	Purchase, sales or redemption of the Company’s shares

During the reporting period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

9.	Share options

As part of the incentive scheme, the Company grants stock appreciation rights to members of the senior management. The issuance of stock appreciation rights does not involve any issuance of new shares, nor does it have any dilutive effect on the shareholders. Stock appreciation rights are expected to be granted to approximately 100 members of the senior management, including members of the Board of Directors and the Supervisory Committee (excluding independent non-executive Directors), the president, vice-president, heads of key departments of the headquarters, general managers and certain deputy general managers of the principal branches, as well as senior professionals and technicians in key positions.

10.	Directors

Brief introductions of Directors of the Company are set out on page 55.

11.	Biographical details of Directors and members of the senior management

Brief introductions of Directors and members of the senior management of the Company are set out from page 55 to page 57.

12.	Directors’ and Supervisors’ service contracts

Long Yongtu and Chau Tak Hay, independent non-executive Directors of the Company, entered into independent non-executive Directors’ service contracts with the Company on February 6, 2004 in Beijing respectively.

The term of appointment of independent non-executive Directors is three years, commencing from the date of the general meeting (i.e. August 18, 2003) on which resolutions were passed for their appointment as independent non-executive Directors of the Company’s Board of Directors. Upon the expiration of the term and with the consent of both parties, independent non-executive Directors may be re-appointed. However, the term of re-appointment shall not exceed six years.

Save as mentioned above, none of the other Directors or Supervisors of the Company has entered into any service contract with the Company or its subsidiaries (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

13.	Directors’ and Supervisors’ interests in material contracts

None of the Directors or Supervisors had any individual beneficial interest, directly or indirectly, in any material contracts entered into by the Company or any of its subsidiaries at any time during the reporting period.

14.	Directors’ and Supervisors’ rights to acquire shares

At no time during the reporting period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15.	Directors’ and Supervisors’ interests in shares

During the reporting period, none of the Directors or Supervisors had any interests in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

16.	Dividend

The Company has stated in the Prospectus to the shareholders that no dividend will be distributed for the year.

17.	Pre-emptive rights and arrangements on options of shares

According to the Articles of Association of the Company and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on the options of shares.

18.	Substantial shareholders and persons who have an interest or short position discloseable under Divisions 2 and 3 of Part XV of the SFO

As at December 31, 2003, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Long Positions No. of Domestic Shares	Percentage of total number of Domestic Shares in issue
China Life Insurance (Group) Company	Beneficial owner	19,323,530,000	100%

Li Ka-shing (Note 1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Li Ka-Shing Unity Trustee Company Limited (Note 1)	Trustee	428,358,620	5.76%

Li Ka-Shing Unity Trustee Corporation Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Li Ka-Shing Unity Trustcorp Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Cheung Kong (Holdings) Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%

Lee Shau Kee (Note 2)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Rimmer (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Riddick (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Hopkins (Cayman) Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%

Henderson Development Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%

Richbo Investment Limited (Note 2)	Beneficial owner	428,358,620	5.76%

J.P. Morgan Chase & Co. (Note 3)	Investment manager, custodian and asset proprietor	387,622,716	5.21%

Note 1:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Mitcham Resources Limited (“Mitcham”) and Hutchison International Limited (“HIL”) in the following proportion:

Name of Corporation	No. of H Shares
HIL	214,179,310

Mitcham	214,179,310

HIL is a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). Certain subsidiaries of Cheung Kong (Holdings) Limited (“CKH”) in turn together hold one-third or more of the issued share capital of HWL.

Mitcham is a wholly-owned subsidiary of Cheung Kong Investment Company Limited which in turn is a wholly owned subsidiary of CKH.

Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited (“TUT1”). TUT1 as trustee of The Li Ka-Shing Unity Trust, together with certain companies which TUT1 as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, TUT1, TDT1, TDT2 and CKH is deemed to be interested in the 214,179,310

H Shares of the Company and another 214,179,310 H Shares of the Company held by HIL and Mitcham respectively.

Note 2:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Henderson Development Limited (“HDL”). Hopkins (Cayman) Limited (“Hopkins”) as trustee of a unit trust (the “Unit Trust”) owns all the issued ordinary shares of HDL. Rimmer (Cayman) Limited (“Rimmer”) and Riddick (Cayman) Limited (“Riddick”), as trustee of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Mr. Lee Shau Kee. Accordingly, each of Mr. Lee Shau Kee, HDL, Hopkins, Rimmer, Riddick, and Richbo is taken to have an interest in these 428,358,620 H Shares under the SFO.

Note 3:

Of these shares, 223,642,850 H Shares, 108,903,000 H Shares, 37,690,266 H Shares, 9,614,920 H Shares, 3,974,000 H Shares, 1,446,680 H Shares, 1,276,000 H Shares, and 1,075,000 H Shares are respectively held by JPMorgan Chase Bank, JF Asset Management Limited, J.P. Morgan Fleming Asset Management (UK) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan Whitefriars Inc., J.P. Morgan Investment Management Limited, JF Asset Management (Singapore) Limited, and JF International Management Inc., all of which are either controlled or indirect controlled subsidiaries of J.P. Morgan Chase & Co.

Included in the 387,622,716 H Shares are 221,778,450 H Shares (2.98%) which are the lending pool under section 5(4) of the Securities and Futures (Securities Borrowing and Lending) Rules.

Save as disclosed above, the Company is not aware of any other person having any interests or short positions (other than the Directors, Supervisors and chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

19.	Information of tax deduction

As CLIC retained the accumulated tax loss for previous years, the provision for tax does not reflect the benefits of such losses. Through the restructuring the Company has already received confirmation from the Ministry of Finance and the State Administration of Taxation that certain items can be deducted from the calculation of taxable income of the Company for the year 2003. Previously, such deduction has no impact on the taxable and net income of the Company.

Items for tax deduction:

Gross wages before tax - RMB2,782 million

Interest income from Government bonds - RMB457.776 million

Dividend income of funds - RMB98.038 million

20.	Management contracts

No management contracts for the entire or principal businesses of the Company were entered into or existed during the year.

21.	Connected transactions

Details of the connected transactions of the Company are set out in the section of “Connected Transactions” and note 23 to the financial statements.

22.	Remuneration of the Directors and members of the senior management

Details of the remuneration of the Directors and members of the senior management are set out in note 29 to the financial statements.

23.	Board Committees

The Company has established Audit Committee, Remuneration Committee, Risk Management Committee and Strategic Committee.

The Audit Committee was established in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Audit Committee is currently comprised of Wu Yan, Long Yongtu and Chau Tak Hay.

The Remuneration Committee was establishment in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Remuneration Committee is mainly responsible for the formulation of training and remuneration policy for the senior management of the Company and the administration of the remuneration system of the senior management of the Company. The Remuneration Committee is currently comprised of Miao Fuchun, Long Yongtu and Chau Tak Hay.

The Risk Management Committee is mainly responsible for assisting the management to manage the internal and external risks. The Risk Management Committee is currently comprised of Wang Xianzhang, Miao Fuchun, and Wu Yan.

The Strategic Committee is mainly responsible for the formulation of the overall development plan and decision-making procedures of investment. The Strategic Committee is currently comprised of Wang Xianzhang, Miao Fuchun, and Wu Yan.

24.	Budget control and report

For the year ended December 31, 2003, the Group’s forecast loss after taxation and minority interests but before extraordinary items was less than RMB1,985 million, while the actual figure was RMB1,494 million. The pro forma profit for the nine months ended September 30, 2003 and the forecast profit for the three months ending December 31, 2003 relating to the Transferred Policies was not less than RMB5,323 million, while the actual figure was RMB5,857 million. The actual figure exceeds the forecast.

25.	Material litigation

On or about March 16, 2004 a complaint was filed in the United States District Court for the Southern District of New York alleging violations of the U.S. Securities Exchange Act of 1934 by the Company and certain of its officers and directors in connection with failure to fully disclose the audit review by the CNAO of CLIC. Three additional similar complaints have subsequently been filed against these same defendants. The complaints seek to recover damages on behalf of a purported class of persons who purchased the Company’s publicly traded securities between December 22, 2003 and February 3, 2004. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. As of the date hereof, none of the four complaints has yet been served and, accordingly, the Company’s time to respond thereto has not yet begun to run. In connection with these complaints, the Company has engaged U.S. counsel to contest the complaints vigorously on behalf of the Company.

26.	Compliance with the Code of Best Practice of the Listing Rules

The Directors confirmed that the Company was in compliance with the Code of Best Practice of Appendix 14 of the Listing Rules throughout the period from December 18, 2003 (the listing date of the Company) to December 31, 2003.

27.	Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were the international and PRC auditors to the Company respectively for the year ended December 31, 2003. A resolution for the re-appointment of PricewaterhouseCoopers as the international auditors and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on June 18, 2004.

By Order of the Board

Wang Xianzhang

Chairman

Beijing, China

April 23, 2004

Report of the Supervisory Committee

To all Shareholders,

During the reporting period, the members of the Supervisory Committee has duly performed its supervisory responsibility in a stringent manner and adhered to the principle of fidelity to effectively protect the interests of the Company and its shareholders in accordance with the provisions of the Company Law of the PRC and the Company’s Articles of Association.

The Supervisory Committee currently consists of three members. Five meetings had been held since its establishment. In the first meeting held on August 18, 2003, Ms. Liu Yingqi was elected the chairperson of the first Supervisory Committee. In the second meeting held on December 17, 2003, discussions in relation to the draft “Rules of procedures for the Supervisory Committee of China Life Insurance Company Limited” were made. In the third meeting held on January 9, 2004, “Rules of procedures (trial) for the provisional Supervisory Committee of China Life Insurance Company Limited” were approved and are now in effect. In the forth meeting held on March 30, 2004, the Supervisory Committee approved in principle the Policy for the Distribution of Dividends to the policyholders for 2003 presented by the Board of Directors. In the fifth meeting held on April 23, 2004, the Supervisory Committee approved in principle the Report of the Board of Directors, the Management Operation Report for 2003, the Audited Financial Statements and the Auditors’ Report for 2003 prepared under PRC generally acceptable standards, the Audited Financial Statements and the Auditors’ Report for 2003 prepared under HK generally acceptable standards, the Profit Distribution Policy for 2003, the Annual Report and the Report of the Supervisory Committee for 2003, approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers as the PRC auditors and international auditors of the Company respectively for 2004 and submitted the proposal to the Annual General Meeting for shareholders’ approval. The Supervisory Committee also nominated Mr. Ren Hungbin and Mr. Tian Hui as additional Committee Members and submitted the proposal to the Annual General Meeting for shareholders’ approval.

The Supervisory committee, after reviewing the Auditors’ Report issued by PricewaterhouseCoopers prepared in accordance with HK generally acceptable standards, is of the view that the financial statements truly and fully reflects the financial situations and operational results of the Company and has provided an objective evaluation over the matters concerned.

The Supervisory Committee considered that, during the reporting period, all members of the Board of Directors, the General Manager, the Deputy General Manager and members of senior management, had spared no efforts, under the principle of diligence and fidelity, in furthering the development of the Company, and had not breached any laws, regulations or the Articles of Association of the Company and had not done any acts which would prejudice the interests of the shareholders during the discharge of duties by them.

In the coming year, the Supervisory Committee shall broaden its scope of duties, with a main focus on improving the Company’s governance structure, the proper development of an internal control system, the continued implementation of financial budgeting, the self-development of the Supervisory Committee, and shall continue to explore new effective control systems for the smooth operation and healthy development of the Company.

By order of the Supervisory Committee,

Liu Yingqi

Chairperson of the Supervisory Committee

Beijing, China

April 23, 2004

Connected Transactions

To ensure the continual normal operations of the Company’s business after the restructuring, the Company, prior to the restructuring, entered into several agreements with CLIC, that document the relationship following the restructuring. In addition, AMC entered into two asset management agreements, one with the Company and one with CLIC. The transactions contemplated under these agreements constitute connected transactions for the Company.

1.	Policy Management Agreement

As part of the Restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring.

The Company and CLIC entered into a policy management agreement on September 30, 2003 which sets out the responsibilities and duties of the Company to CLIC under these policy administration arrangements. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

In consideration of the services provided by the Company under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.0; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

The agreement is for an initial term expiring on December 31, 2005, and, subject to the Listing Rules, will be automatically renewed for successive one year terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term.

2.	Asset Management Agreements

The AMC has entered into two asset management agreements, effective on November 30, 2003, one with the Company and one with CLIC. The terms of these two asset management agreements are the same. The material terms of the asset management agreement between CLIC and the AMC are set forth below.

Under the asset management agreement between the AMC and CLIC, the AMC agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, but subject to the investment guidelines and instructions given by CLIC. In accordance with the agreement, CLIC retains the title of the entrusted assets and the AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC.

In consideration of the AMC’s services provided under the agreement, CLIC agreed to pay the AMC a monthly service fee. The monthly service fee payable is composed of two parts: (1) the aggregate of the monthly service fee for each specified category of assets and (2) the aggregate of the additional service fee for specific transactions made during that month. The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month and divided by 12. The monthly additional service fee comprises service fees for (1) additional term deposits and (2) additional securities purchased in primary markets made during that month, and is calculated by multiplying the net additional asset value of the assets in such category at the end of that particular transaction month by the applicable annual rate.

The AMC will produce an annual report, within 90 days of the conclusion of each fiscal year, setting out the average investment rate of return of the assets managed by it. If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return as previously agreed between CLIC and the AMC for those assets for that year, by at least ten basis points, the AMC will be entitled to an annual performance bonus fee, the amount of which will be agreed between CLIC and the AMC but shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed between CLIC and the AMC by at least ten basis points, the AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

The service fee under the asset management agreement was determined by CLIC and the AMC based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

The agreement is for an initial term expiring on December 31, 2005, and, subject to the Listing Rules, will be automatically renewed for successive three years terms, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.

3.	Property Leasing Agreement

The Company entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to the Company (1) 833 properties owned by of CLIC, its subsidiaries and afficilates (“Owned Properties”) and (2) 1,764 properties which CLIC is entitled to sublet (“Leased Properties”) for an aggregate initial annual rent (payable quarterly) of approximately RMB335 million. The properties occupied by the Company are mainly used as its office premises. The annual rent payable by the Company to CLIC in relation to CLIC’s Owned Properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to CLIC’s Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties.

The agreement is for a fixed term expiring on December 31, 2005, unless otherwise required by the Listing Rules. In relation to CLIC’s Leased Properties, the term of such properties will expire at the expiration of the respective head leases, and in any event, will expire no later than December 31, 2005.

Application for waiver from The Hong Kong Stock Exchange

Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions would normally require full disclosure and with prior approval by independent shareholders and/or the Hong Kong Stock Exchange on each occasion it arises, depending on the nature and value of the transaction. The Company, in the course of its application for the listing, has submitted the application for waiver from the Hong Kong Stock Exchange regarding to the full disclosure of the above transactions required by the Listing Rules, and the Hong Kong Stock Exchange has conditionally waived the ongoing disclosure responsibilities of the Company.

Figures for the year ended December 31, 2003

The aggregate value of each of the above connected transactions for the year ended December 31, 2003 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2003 (RMB million)
1. Policy management agreement	953
2. Asset management agreement
(a) between CLIC and the AMC	26
(b) between the AMC and the Company	8
3. Property leasing agreement	169

Confirmation of independent non-executive Directors:

Independent non-executive Directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of the Company;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii)	entered into either in accordance with the agreements governing those transactions or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and

(iv)	within the relevant annual caps as agreed with the Hong Kong Stock Exchange.

Executive Directors, Senior Management And Supervisors

EXECUTIVE DIRECTORS

Wang Xianzhang, aged 61, is Chairman of the Board and President and has been responsible for the overall management of the China Life Insurance since 2003. Mr. Wang is also Chairman of the Insurance Industry Association of China and Vice Chairman of the Insurance Institute of China. President of CLIC since 2000, Mr. Wang served as Chairman of the board of directors and President of China Insurance Co. Ltd. between 1998 and 2000. The other positions he has occupied over the years include Vice Chairman of the board of directors and President of China Insurance H.K. (Holding) Co. Ltd, Vice President of People’s Insurance Company of China (“PICC”), Vice President of PICC (Group), and General Manager of PICC’s Liaoning branch. Mr. Wang graduated from Liaoning University of Finance and Economics (now Northeast University of Finance and Economics) with a major in Foreign Economics and Trade in 1965.

Miao Fuchun, aged 57, became a Director and Vice President of China Life Insurance in 2003. Before joining the company, Mr. Miao served as Vice President of CLIC from 1999 to 2003, and as Director of the Central Finance and Economy Office from 1995 to 1999. Mr. Miao’s other positions include as Director of the Administrative Office of MOFTEC (now the Ministry of Commerce), and Deputy Director and Department Chief of the Administrative Office of the State Council. A Senior Economist, Mr. Miao enrolled in Renmin University in 1965, earning both Bachelor’s and Master’s degrees in Economics.

NON-EXECUTIVE DIRECTORS

Wu Yan, aged 42, has been a non-executive Director of the Company since 2003. Mr. Wu also serves as a vice President of CLIC. He served as party secretary of the Central Finance league and President of the National Finance Youth Union from 1998 to 2003. Prior to that, he had served as a vice minister of a central Communist Youth League organization department, party secretary of the Communist Youth League of Xinjiang Autonomous Region, a member of the standing committee of Beortalar Autonomous County Communist Party Committee; and party secretary of the city of Bole. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Long Yongtu, aged 60, was appointed an independent non-executive Director of China Life Insurance in 2003 and is also the General Secretary of Boao Asian Forum. Before leaving government service in early 2003, Mr. Long served as Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as Assistant to the Minister, Directorate of International Trade and Economic Affairs, and as Director of International Communication at the same ministry. Between 1980 and 1986, Mr. Long served as a Senior Officer with the Regional Project Department of UNDP, Deputy Representative of the UNDP Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974.

Chau Tak Hay, aged 60, became an Independent Non-executive Director of China Life Insurance in 2003. In 2002, Mr. Chau was appointed as a Special Consultant regarding WTO matters to MOFTEC (now the Ministry of Commerce). Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

OTHER SENIOR OFFICERS

Wan Feng, aged 45, has been a Vice President of the Company since 2003. Before joining the company, Mr. Wan was a Vice President of CLIC, serving as General Manager of its Shenzhen branch; and as a Director of China Life-CMG, a position he has occupied since 1999. Other positions in Mr. Wan’s 22-year career in the insurance industry include General Manager of PICC Life’s Shenzhen branch from 1997 to 1999, and as a Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company. Mr. Wan has also served as Assistant President of the Hong Kong branch of CLIC, and Deputy Chief of the Life Insurance Division of PICC’s provincial branch in Jilin. He received a BA Economics degree from Jilin College of Finance and Trade, an MBA from City University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin.

Lin Dairen, aged 45, was appointed a Vice President of China Life Insurance in 2003. Prior to assuming this position, Mr. Lin served as General Manager of CLIC’s Jiangsu branch from 1999 to 2003, and as a Vice General Manager of PICC Life’s, Jiangsu branch from 1996 to 1999. Mr. Lin’s earlier career included roles as a Vice Division Chief and later Division Chief of the Life Insurance Division of PICC’s Jiangsu Branch. Mr. Lin brings to the Company 22 years’ extensive operations and management experience in the insurance industry and holds a Bachelor’s degree in Medicine from Shandong Province Weifang Medical School.

Li Liangwen, aged 52, became a Vice President of China Life Insurance in 2003. Mr. Li’s earlier career highlights include General Manager of CLIC’s Product Development Department from 2000 onwards, and Vice General Manager of CLIC’s Hebei branch from 1996 to 2000. Before joining CLIC, Mr. Li served as Vice General Manager of PICC’s Hebei branch, General Manager of PICC’s Qinhuangdao branch, and Vice President of China Insurance (U.K.) Limited. A 28 year veteran of the insurance industry in China, Mr. Li has four years’ overseas experience and graduated from Hebei Normal University in 1975 with a major in English.

Liu Jiade, aged 41, assumed a Vice President position with China Life Insurance in 2003. Immediately prior to taking up this role, Mr. Liu had served as Vice Director of the Finance Bureau of the Ministry of Finance for three years, and as a Department Chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include Vice County Chief of the People’s Government of Guan Tao County in Hebei Province, and as both Vice Department Chief and Department Chief in the Ministry of Finance’s Commercial Finance Bureau. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities houses. A 1984 graduate of Central Finance College (now Central University of Finance and Economics). Mr. Liu majored in Finance and Economics.

SUPERVISORS

Liu Yingqi, aged 45, is the Chairman of the Board of Supervisors. Between 1998 and 2003, Ms. Liu was General Manager of CLIC’s Group Insurance Department and Vice General Manager of CLIC’s Anhui branch. Earlier in her career, Ms. Liu worked with PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. A 1982 BA Economics graduate of Anhui University, Ms. Liu has 17 years’ operational and management experience in the life insurance industry in China.

Wu Weimin, aged 52, is a Supervisor with China Life Insurance. Prior to assuming this role, Mr. Wu spent five years with CLIC where he acted as Disciplinary Committee Deputy Secretary; Director of the Supervision Office, Deputy General Manager of the Organization Department, and Vice General Manager of the Personnel Education Department. Earlier in his career, Mr. Wu served as Vice General Manager of the PICC Group’s Human resources Department and Division Chief of the Compensation Division between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the Ministry of Communications Labor Wages Bureau. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Zhou Xinping, aged 54, is the Company’s Employee Representative Supervisor. Prior to taking up this post, Mr. Zhou served as Vice President of CLIC’s Information Technology Department from 1996 onwards. Mr. Zhou’s other career highlights include spells as Vice President of PICC’s Information Technology, Actuarial and Computer departments, and as President of China Life Electronic Co. Ltd’s Planning Department. An 18 year veteran of the insurance management industry, Mr. Zhou is a 1978 graduate of Beijing University of Science and Technology where he majored in Applied Computer Science.

JOINT COMPANY SECRETARIES

Zheng Yong, aged 41, is a Joint Company Secretary with China Life Insurance and became a Deputy General Manager of the company’s Legal Affairs Department in 2003. Immediately prior to assuming this role, Mr. Zheng served as a Partner and Head of the Anti-dumping Section of Beijing DeHeng Law Office from 2002 to 2003. He has also worked as an attorney-at-law with both the China Law Office in Hong Kong and the Beijing L&A Law Firm in Beijing, and served with China’s Ministry of Justice in Beijing. Mr. Zheng’s holds a Law degree from Peking University and Master’s degrees from both the University of Political Science and Law in China and the University of Essex in England. He has also been a Visiting Fellow at both the Harvard Law School and J.F. Kennedy School of the Government in the US.

Heng Kwoo Seng, aged 56, is a Joint Company Secretary with China Life Insurance. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales and has been in public practice since 1983. He is the Managing Partner of Morison Heng, a Certified Public Accountants firm in Hong Kong. Earlier on in his career, Mr. Heng served as a Manager of Ka Wah Bank Ltd’s Finance Department, and as an Audit Supervisor with Peat Marwick Mitchell & Co. in the United Kingdom. Mr. Heng has 16 years’ experience as a Company Secretary for listed companies in the SAR.

COMPANY STAFF

As of December 31, 2003, the Company had 66,886 employees. We had actively participated in various defined contribution pension schemes coordinated by the provincial and municipal governments for the Company’s staff in accordance with the laws and regulations of the PRC. As of December 31, 2003, the Company had approximately 655,000 individual agents.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Nathan Room, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, June 18, 2004 at 10:00 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS

1.	To review and approve the Report of the Board of Directors of the Company for the year 2003.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2003.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2003.

4.	To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, as the PRC auditors and international auditors of the Company for the year 2004 and to authorize the Board of Directors to determine their remuneration.

5.	To appoint Mr. Daniel Joseph Kunesh, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

6.	To appoint Mr. Sun Shuyi, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

7.	To appoint Mr. Cai Rang, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

8.	To appoint Mr. Fan Yingjun, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

Candidates nominated by the Board of Directors:

Mr Daniel Joseph Kunesh, 59, joined Tillinghast-Towers Perrin since 1985. From 1993 to 2003, Mr Kunesh was responsible for coordinating the international affairs relating to US GAAP and US Securities and Exchange Commission. He also overlooked the consultancy business on the financial reports, analyses and management systems of life insurance companies. From 1984 to 1985, he acted as the founder and President of Kunesh, Montgomery & Associates. From 1973 to 1983, Mr Kunesh was a partner of KPMG Peat Marwick, where he participated in the audit of over 150 insurance companies and acquired extensive experience in the finance field. He is also experienced in the actuary field of life insurance. He served as the Associate Actuary of Franklin Life Insurance[CHINESE CHARACTERS] from 1970 to 1973 and the Assistant Actuary of John Hancock Mutual Life Insurance Company from 1967 to 1970. Mr Kunesh was the Chairman of the “Committee on Life Insurance Financial Reporting” of the US Society of Actuaries from 1999 to 2000, and served as a member of the Advisory Committee of the National Association of Insurance Commissioners of the US from 1990 to 1992. He co-authored a book entitled “US GAAP for Life Insurance Companies” which was published in 2000. Mr Kunesh obtained a Bachelor’s degree in Business Administration from the University of Wisconsin in 1967 and a Master’s degree in Actuary from the Northwestern University.

Mr Sun Shuyi, 64, has served in the State-owned Asset Supervision and Administration Commission (Sub-ministry level) [CHINESE CHARACTERS] under the State Council and the Tenth Session of the Chinese People’s Political Consultative Conference. He was the Deputy Secretary and Deputy Department Head of the Central Enterprise Working Committee [CHINESE CHARACTERS] from 1999 to 2003. From 1993 to 1999, Mr Sun acted as the Deputy Office Head and Deputy Director of the Personnel Department of the Central Guidance Panel on Financial Affairs [CHINESE CHARACTERS] and a member of the Central Large Enterprise Working Committee [CHINESE CHARACTERS]. From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department [CHINESE CHARACTERS] of the State System Reform Commission [CHINESE CHARACTERS]. Mr Sun graduated from the University of Science and Technology of China and is a Senior Engineer and a member of the Chinese Institute of Certified Public Accountants.

Mr Cai Rang, 47, is the Deputy Secretary of the Communist Party of the Central Iron and Steel Research Institute in China (“CISRI”) and the Vice Chairman and President of Advanced Technology & Materials Co., Ltd [CHINESE CHARACTERS]. Before joining the Company, he was the Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and Assistant Engineer from 1982 to 1984. Mr Cai graduated from the Machinery Faculty of the Northeastern Industry University majoring in Machinery Architecture. He pursued undergraduate studies at the Buffalo School of Management of New York State University [CHINESE CHARACTERS] from 1984 to 1987. He pursued on-the-job studies in the School of Business Administration of Remin University of China and obtained a Doctoral Degree in Business Administration. Mr Cai is a Senior Economist.

Mr Fan Yingjun, 59, Chairman of Xinxing Pipes Holdings Company (“Xinxing Pipes”) [CHINESE CHARACTERS]. He acted as the General Manager of China Xinxing Corporation Group (“China Xinxing”) and Chairman of Xinxing Pipes since 1996. In 1997, he became the Deputy General Manager of China Xinxing and Chairman of Xinxing Pipes. Before that, he served as a Power Plant Technician of Anshan Iron and Steel Group Corporation [CHINESE CHARACTERS]. From 1975 to 1993, Mr Fan was the technician of the Engineering Guidance Department [CHINESE CHARACTERS], Section Head, Deputy Chief Engineer and Factory Director of the 2672 factory [CHINESE CHARACTERS] 26722 [CHINESE CHARACTERS]. From 1993 to 1996, he acted as the Deputy General Manager of China Xinxing Group Corporation, General Manager of Xinxing Pipes & Associates [CHINESE CHARACTERS] and Chairman and Secretary of Communist Party of Xinxing United Pipes Group Corporation [CHINESE CHARACTERS]. Mr Fan has acquired extensive operational and management experience throughout the 36 years working in industrial enterprises in the PRC. He graduated from Xi’an Jiaotong University in 1968 majoring in Engineering Physics.

9.	To appoint Mr. Ren Hongbin, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.

10.	To appoint Mr. Tian Hui, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.

Candidates nominated by the Supervisory Committee:

Mr Ren Hongbin, 41, has been the General Manager of China National Machinery & Equipment Corporation (Group) since 2001. Since 1986, he had been the Deputy Secretary of the Communist Party of Beijing University of Agricultural Engineering [CHINESE CHARACTERS] and the Sales Executive and Representative in Bangladesh, and General Manager of the Fifth Division of China Engineering and Agricultural Machinery Import & Export Corporation [CHINESE CHARACTERS] (“CEAMIEC”), General Manager of Beijing Hualong Import & Export Company [CHINESE CHARACTERS]. He was also Assistant to the General Manager, General Manager of the Turnkey Project Department, Deputy General Manager and General Manager of CEAMIEC. Mr Ren holds a Bachelor’s Degree of Engineering from Beijing University of Agricultural Engineering University. He is a Senior Economist.

Mr Tian Hui, 52, has been the Director and Deputy Secretary of the Communist Party of China Coal International Engineering Research Institute [CHINESE CHARACTERS]. From 1998 to 2001, he was the Deputy Director, Director and Deputy Secretary of the Communist Party of the Beijing Coal Design Institute [CHINESE CHARACTERS]. From 1982 to 1998, Mr Tian was the Deputy Department Head and Deputy Director of Shenyang Design Institute [CHINESE CHARACTERS] of the Ministry of Coal Industry. Mr Tian graduated from Fuxin Minery School [CHINESE CHARACTERS] and is a Senior Engineer.

AS SPECIAL RESOLUTIONS

11.	As special business, to consider and, if thought fit, pass the following resolution relating to amendments of the Articles of Association of the Company as special resolution:

“That the Articles of Association of the Company be amended as follows:

(1)	Article 6 be deleted in its entirety and replaced it by the following:

6.	Pursuant to “The Company Law”, “The Insurance Law”, “Special Regulations”, “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” (“Mandatory Provisions”), and other applicable PRC laws and administrative regulations, the Company convened its general meeting on June 18, 2004 to amend the original Articles of Association and to adopt these new Articles of Association (“Articles of Association” or “Articles”) of the Company.

(2)	Article 16 be deleted in its entirety and replaced by the following:

16.	Upon the completion of the initial public offering of H Shares, the capital of the Company comprises 26,784,705,000 Shares, of which 19,323,530,000 shares are owned by the corporate promoter, representing 72.2% of the total issued share capital of the Company; and 7,441,175,000 shares owned by foreign Shareholders, representing 27.8% of the total issued share capital of the Company.

(3)	Article 19 be deleted in its entirety and replaced by the following:

19.	The registered capital of the Company is RMB26,764,705,000.

(4)	Article 66 be deleted in its entirety and replaced by the following:

66.	A shareholder (including proxy) is entitled to cast the votes in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(5)	The second paragraph of Article 88 be deleted in its entirety and replaced by the following:

88.	Second paragraph The Board shall comprise 5 to 13 directors, of which at least one shall be a non-executive director and at least three shall be independent non-executive directors.

(6)	Article 89 be deleted in its entirety and replaced by the following:

89.	The directors shall be elected by the shareholders at the general meeting. The term of office of the elected directors shall be three year from the date of appointment. The directors are eligible for re-election upon the expiry of their term.

The notice to nominate a person as director and a notice by that person of his willingness to be nominated shall be delivered to the Company not earlier than the day after the dispatch of the notice convening the general meeting and not later than 7 days prior to the date of the general meeting.

Any appointment or removal of the Chairman or vice-chairman shall be passed by board resolutions with the consent of more than 50% of all directors. The term of office of the Chairman and vice-chairman shall be three years from the date of appointment. The Chairman or vice-chairman is eligible for re-election upon the expiry of his term.

Subject to the relevant laws and administrative rules and regulations, the shareholders may remove a director by an ordinary resolution in general meeting (but without prejudice to any claim the director may have for damages under any contract).

The directors are not required to hold any qualification share in the capital of the Company.

(7)	The second paragraph of Article 92 of the Articles of Association be deleted in its entirety and replaced by the following:

92.	Second paragraph Where the Chairman is unable to carry out his duties, he shall designate a vice-chairman or an executive director to carry out his duties.

(8)	Article 97 be deleted in its entirety and replaced by the following:

97.	The quorum necessary for Board meeting shall be more than 50% of the directors in number (including those directors appointed pursuant to Article 98).

Every director shall have one vote. Unless otherwise specified by the Articles of Association, all board resolutions shall be passed with the consent of more than 50% of all directors. Where directors shall vote on a resolution relating to a connected or related party transaction, such resolution shall be confirmed by an Independent non-executive director in order for the same to be effective.

The Chairman shall have a casting vote in case of an equality of votes.

A director shall withdraw from and shall not vote or be counted in the quorum at a meeting on any resolution relating to any matter in which he or any of his associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) is materially interested.”

12.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate for the Board of Directors to issue new shares as special resolution:

“That:

(1)	the Board of Directors be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (2) of this Resolution;

(2)	the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Period;

(ii)	the aggregate nominal amount of the domestic shares and overseas listed shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to a Rights Issue or any option scheme or similar arrangement, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed shares of the Company in issue as at the date of this Resolution; and the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the People’s Republic of China (“PRC”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(3)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

•	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or the expiration of the 12-month period following the passing of this Resolution; or the date on which the authority sets out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(4)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (2) of this Resolution, the Board of Directors be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds, and thing as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to sub-paragraph (2) of this Resolution.”

By Order of the Board of Directors

Heng Kwoo Seng

Company Secretary

April 23, 2004

Notes:

1.	Amendments to Articles of Association of the Company

(1)	The amendments to Articles 6, 16 and 19 mentioned in the special resolution under paragraph 11 above was proposed as a result of the completion of the initial public offering of the H Shares of the Company. Under the rules and regulations of the applicable law of The People’s Republic of China, the capital clause of the Company shall be amended to correspond with the actual number of shares of the Company in issue.

(2)	The amendment to the second paragraph of Article 92 mentioned in the special resolution under paragraph 11 above was proposed to ensure the proper operation of the Company in the event that the Chairman is unable to carry out his duties.

(3)	The amendments to Article 66, the second paragraph of Article 88, Article 89 and Article 97 mentioned in the special resolution under paragraph 11 above were proposed to comply with several specified requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited revised by The Stock Exchange of Hong Kong Limited and which came into effect on March 31, 2004.

(4)	The special resolution relating to the amendments of the Articles of Association at the Annual General Meeting is subject to the approval of the China Insurance Regulatory Commission of the PRC and the report to the China Securities Regulatory Commission of the PRC.

2.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution under paragraph 12 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations.

The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

3.	Eligibility for attending the Annual General Meeting

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Tuesday, May 18, 2004 are entitled to attend and vote the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Friday, June 18, 2004, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Monday, May 17, 2004.

4.	Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read the 2003 annual report which will be dispatched to shareholders on or before April 30,2004.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the Annual General Meeting. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the Annual General Meeting to the registered office of the Company on or before Saturday, May 29, 2004.

6.	Closure of Register of Members

The register of members of the Company will be closed from Tuesday, May 18, 2004 to Friday, June 18, 2004 (both dates inclusive).

7.	Miscellaneous

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, 16 Chaowei Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Investor Relations Department
Telephone No.:	86 10 8565 9778
Facsimile No.:	86 10 8525 2232

Corporate Information

Company Name	[CHINESE CHARACTERS]
China Life Insurance Company Limited

Directors	Executive Directors
Wang Xianzhang
Miao Fuchun

Non-executive Directors
Wu Yan

Independent non-executive Directors
Long Yongtu
Chau Tak Hay

Supervisors	Liu Yingqi
Wu Weimin
Zhou Xinping

Company Secretaries	Zheng Yong
Heng Kwoo Seng

Authorized Representatives	Miao Fuchun
Zheng Yong

Registered Office	China Life Tower
16 Chaowai Avenue, Chaoyang District
Beijing 100020, China
Tel: 86(10) 8565 9999
Fax: 86(10) 8525 2232
Website: www.chinalife.com.cn

Place of business in Hong Kong	18th Floor, C.L.I. Building
313 Hennessy Road, Wanchai
Hong Kong
Tel: (852) 2881 1226/2545 8111
Fax: (852) 2577 2293/2544 4395

Auditors	PricewaterhouseCoopers

Legal Advisers	King & Wood
Allen & Overy
Debevoise & Plimpton LLP

H Share registrar and transfer office	Computershare Hong Kong Investor Services Limited
Room 1901-5, 19th Floor, Hopewell Centre
183 Queen’s Road East, Hong Kong

Depositary	JPMorgan Chase Bank
4 New York Plaza, New York
New York 10004

Places of listing	H Share: The Stock Exchange of Hong Kong Limited
Stock code: 2628
American depositary shares
The New York Stock Exchange
Stock code: LFC

Principal bankers	Industrial and Commercial Bank of China
55 Fuxingmennei Street
Xicheng District
Beijing 100032

Agricultural Bank of China
A23 Fuxing Street
Xicheng District
Beijing 100037
China

Bank of China
1 Fuxingmennei Street
Xicheng District
Beijing 100818
China

China Construction Bank
25 Jirong Street
Xicheng District
Beijing 10032
China

Bank of Communications
188 Yin Cheng Zhong Lu
Shanghai 200120
China

Auditors’ Report

AUDITORS’ REPORT TO THE SHAREHOLDERS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

We have audited the financial statements of China Life Insurance Company Ltd (the “Company”) and its subsidiaries (the “Group”) as set out on pages 71 to 119 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other persons for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the Group’s results and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 23, 2004

Consolidated Profit and Loss Account

For the year ended December 31, 2003

	Note	2003 RMB million	2002 RMB million
REVENUES

Gross written premiums and policy fees		69,334	68,769
Less: premiums ceded to reinsurers		(1,571)	(1,869)

Net written premiums and policy fees		67,763	66,900
Net change in unearned premium reserves		(547)	(476)

Net premiums earned and policy fees		67,216	66,424

Net investment income	4.1	9,825	8,347
Net realised gain on investments	4.1	868	266
Net unrealised gain/(loss) on trading securities	4.1	247	(1,067)
Other income		727	338

Total revenues		78,883	74,308

BENEFITS, CLAIMS AND EXPENSES

Insurance benefits and claims
Life insurance death and other benefits	12	(8,570)	(7,010)
Accident and health claims and claim adjustment expenses	12	(4,882)	(4,053)
Increase in future life policyholder benefits	12	(43,084)	(45,374)
Interest credited to policyholder contract deposits		(7,260)	(7,095)
Policyholder dividends and participation in profits		(1,207)	(641)
Amortisation of deferred policy acquisition costs	6	(5,023)	(3,832)
Underwriting and policy acquisition costs		(1,294)	(1,661)
Administrative expenses		(6,862)	(6,162)
Other operating expenses		(872)	(634)
Interest expense on bank borrowings		(7)	(7)
Statutory insurance levy		(85)	(73)

Total benefits, claims and expenses		(79,146)	(76,542)

Loss before income tax expenses and minority interests	19	(263)	(2,234)
Income tax expenses	20	(1,180)	(14)

Loss before minority interests		(1,443)	(2,248)
Minority interests		15	(2)

Loss attributable to shareholders		(1,428)	(2,250)

Dividends		—	—

Basic and diluted loss per share	22	RMB(0.07)	RMB(0.11)

Consolidated Balance Sheet

As at December 31, 2003

	Note	2003 RMB million	2002 RMB million
ASSETS

Investments
Fixed maturity securities		70,604	76,337
Held-to-maturity securities, at amortised cost	4.4	—	1,220
Non-trading securities, at estimated fair value	4.2	70,604	75,117
Equity securities	4.3	10,718	12,171
Non-trading securities, at estimated fair value	4.2	5,550	8,101
Trading securities, at estimated fair value		5,168	4,070
Term deposits	4.6	137,192	123,675
Statutory deposits - restricted	4.7	4,000	991
Investments in associated companies	4.5	—	2,035
Policy loans		116	106
Securities purchased under agreements to resell	4.8	14,002	36,388
Other		—	231
Cash and cash equivalents		42,616	14,529

		279,248	266,463

Other assets

Accrued investment income	9	2,875	4,198
Premiums receivables	10	2,801	1,757
Reinsurance assets	7	997	1,224
Deferred policy acquisition costs	6	24,868	18,084
Property, plant and equipment, net	8	12,008	18,457
Other	11	5,923	3,587

		49,472	47,307

Total assets		328,720	313,770

	Note	2003 RMB million	2002 RMB million
LIABILITIES AND EQUITY

Liabilities

Future life policyholder benefits	13	82,718	305,363
Policyholder contract deposits and other funds	13	154,731	156,273
Unearned premium reserves		5,382	5,036
Reserves for claims and claim adjustment expenses	13	814	879
Annuity and other insurance balances payable		638	8,057
Premiums received in advance		2,407	1,767
Policyholder deposits		—	592
Policyholder dividends payable		1,916	688
Securities sold under agreements to repurchase	14	6,448	3,602
Bank borrowings	15	—	313
Provision	16	—	445
Other liabilities	17	6,891	4,716
Deferred tax liabilities	20	3,686	—
Statutory insurance fund	18	333	1,337

Total liabilities		265,964	489,068

Contingencies and commitments	26,27
Minority interests		320	165

Shareholders’ equity

Share capital	24	26,765	—
Reserves	25	34,051	1,430
Retained earnings/(accumulated loss)		1,620	(176,893)

Total shareholders’ equity		62,436	(175,463)

Total liabilities and equity		328,720	313,770

Balance Sheet

As at December 31, 2003

	Note	2003 RMB million
ASSETS

Investments
Fixed maturity securities		70,604
Non-trading securities, at estimated fair value	4.2	70,604
Equity securities	4.3	10,718
Non-trading securities, at estimated fair value	4.2	5,550
Trading securities, at estimated fair value		5,168
Term deposits	4.6	137,192
Statutory deposits - restricted	4.7	4,000
Investment in subsidiary	28	480
Policy loans		116
Securities purchased under agreements to resell	4.8	14,002
Cash and cash equivalents		41,815

		278,927

Other assets

Accrued investment income	9	2,875
Premiums receivables	10	2,801
Reinsurance assets	7	997
Deferred policy acquisition costs	6	24,868
Property, plant and equipment, net	8	12,004
Other	11	5,916

		49,461

Total assets		328,388

	Note	2003 RMB million
LIABILITIES AND EQUITY

Liabilities
Future life policyholder benefits	13	82,718
Policyholder contract deposits and other funds	13	154,731
Unearned premium reserves		5,382
Reserves for claims and claim adjustment expenses	13	814
Annuity and other insurance balances payable		638
Premiums received in advance		2,407
Policyholder dividends payable		1,916
Securities sold under agreements to repurchase	14	6,448
Other liabilities	17	6,879
Deferred tax liabilities	20	3,686
Statutory insurance fund	18	333

Total liabilities		265,952

Contingencies and commitments	26,27

Shareholders’ equity

Share capital	24	26,765
Reserves	25	32,972
Retained earnings		2,699

Total shareholders’ equity		62,436

Total liabilities and equity		328,388

Consolidated Statement of Changes in Equity

For the year ended December 31, 2003

The Group	Note		Paid in capital RMB million	(Accumulated loss)/retained earnings RMB million	Reserves RMB million (Note 25)	Total RMB million
As of January 1, 2002			—	(174,399)	2,051	(172,348)
Net loss			—	(2,250)	—	(2,250)
Unrealised losses, net of tax			—	—	(871)	(871)
Profit capitalisation			—	(244)	244	—
Investments transferred from
parties under common control			—	—	6	6

As of December 31, 2002			—	(176,893)	1,430	(175,463)

As of January 1, 2003			—	(176,893)	1,430	(175,463)
Net loss			—	(1,428)	—	(1,428)
Appropriation to statutory reserves	25		—	(53)	53	—
Unrealised loss, net of tax			—	—	(2,732)	(2,732)
Capital contribution by CLIC	2	(a)	20,000	179,994	17,358	217,352
Issue of shares			6,765	—	19,328	26,093
Share issue expenses			—	—	(1,386)	(1,386)

As of December 31, 2003			26,765	1,620	34,051	62,436

The Company	Note		Paid in capital RMBmillion	Retained earnings RMB million	Reserves RMB million (Note 25)	Total RMB million
As of July 1, 2003			20,000	—	17,533	37,533
Net profit			—	2,752	—	2,752
Appropriation to statutory reserves	25		—	(53)	53	—
Unrealised loss, net of tax			—	—	(2,556)	(2,556)
Issue of shares			6,765	—	19,328	26,093
Share issue expenses			—	—	(1,386)	(1,386)

As of December 31, 2003			26,765	2,699	32,972	62,436

Consolidated Cash Flow Statement

For the year ended December 31, 2003

	2003 RMB million	2002 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(1,428)	(2,250)

Adjustments for non-cash items:
Changes in minority interests	(15)	2
Net realised and unrealised (gain)/loss on investments	(1,115)	1,067
Amortisation of deferred acquisition costs	5,023	3,832
Other impairments	93	7
(Profit)/loss from investments in associated companies	(16)	6
Interest credited to policyholder contract deposits	7,260	7,095
Investment contract policy fees	(6,097)	(5,010)
Depreciation and amortisation	1,186	1,359
Revaluation of investment properties	181	—
Amortisation of fixed maturities, premiums and discounts	101	129
(Gain)/loss on disposal of fixed assets	(69)	91
Deferred income tax	1,041	—

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(11,806)	(10,649)
Reinsurance assets	326	(5)
Accrued investment income	(184)	(671)
Receivables and payables	361	3,072
Reserves for claims and claim adjustment expenses	(65)	12
Unearned premium reserves	547	476
Future life policyholder benefits	43,066	45,374
Statutory insurance fund	120	122

Net cash inflow from operating activities	38,510	44,059

CASH FLOWS FROM INVESTING ACTIVITIES

Sales and maturities:
Fixed maturity securities	36,507	9,711
Equity securities	4,514	5,371
Fixed assets	263	283

Purchases:
Fixed maturities	(71,540)	(34,161)
Equity securities	(13,575)	(10,911)
Fixed assets	(2,242)	(1,796)
Term deposits, net	(75,724)	(47,593)
Securities purchased under agreements to resell	13,854	(5,908)
Proceeds from investment in securities sold under agreements to repurchase, net	2,846	(11,006)
Other (mainly policy loans), net	(69)	112

Net cash outflow from investing activities	(105,166)	(95,898)

	2003 RMB million	2002 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from minority shareholders	320	—
Proceeds from shares issued	24,710	—
Deposits accepted on investment contracts	91,343	64,574
Withdrawals from investment contracts	(13,329)	(15,995)
Repayment of bank borrowings	(2)	(66)
Cash and cash equivalents retained by CLIC upon the consummation of the Restructuring (note 2(a))	(8,299)	—

Net cash inflow from financing activities	94,743	48,513

Net increase/(decrease) in cash and cash equivalents	28,087	(3,326)

Cash and cash equivalents

Beginning of year	14,529	17,855

End of year	42,616	14,529

Supplemental cash flow information

Income tax paid	8	14
Interest paid	7	7

Notes to the Financial Statements

For the year ended December 31, 2003

1.	Organization and principal activities

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on June 30, 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, and prior to September 30, 2003, CLIC and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

Pursuant to the Restructuring, CLIC transferred to the Company (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the China Insurance Regulatory Commission (the “CIRC”) on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above. These policies are referred to as the “transferred policies”. All other insurance policies were retained by CLIC. These policies are referred to as the “non-transferred policies”. The Company issued 20,000 million Domestic Shares in exchange for various liabilities related to the life insurance business of the transferred policies and certain assets (collectively the “Transferred Business”). CLIC retained (i) various liabilities related to the life insurance business of non-transferred policies and certain assets, (ii) equity interests in all subsidiaries and associated companies, (iii) all non-core businesses, and (iv) the ownership of certain assets and liabilities including certain office buildings, bank balances, investments in fixed maturity securities and equity securities, borrowings, claims, contingent and tax liabilities (collectively the “Non-transferred Business”). On September 30, 2003, CLIC and the Company signed a binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

2	Principal accounting policies

The financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong (“HK GAAP”) and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment properties and non-trading and trading investments are stated at fair value. The principal accounting policies adopted are set out below:

(a)	Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on September 30, 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2003 included the results of the Transferred Business and Non-transferred Business up to September 30, 2003, the consummation date of the Restructuring and the results of the Transferred Business from October 1, 2003 to December 31, 2003. The consolidated financial statements for the year ended December 31, 2002 include the results of the Transferred Business and Non-transferred Business.

Upon the consummation date of the Restructuring, the Non-transferred business, consisting of an excess of liabilities over assets, retained by CLIC was derecognised and reflected in the Company’s financial statements as a capital contribution on such date. This presentation is considered appropriate as CLIC wholly owns the Transferred Business transferred to the Company before and immediately after the Restructuring. The assets and liabilities retained by CLIC are as follows:

RMB million
ASSETS

Investments	123,774
Accrued investment income	1,507
Premiums receivables	1,249
Property, plant and equipment, net	6,966
Other	7,653

Total assets	141,149

Liabilities

Future life policyholders’ benefits	266,046
Policyholders’ contract deposits and other funds	80,243
Annuity and other insurance balances payable	8,935
Other liabilities	2,003
Statutory insurance fund	1,124

Total liabilities	358,351

Minority interest	150

Net liabilities relating to Non-transferred business retained by CLIC	(217,352)

(b)	Group accounting

(i)	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31. Subsidiaries are those entities in which the Company, or, prior to September 30, 2003, CLIC directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

All significant inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

In the Company’s balance sheet the investment in subsidiary is stated at cost less provision for impairment losses. The result of subsidiary is accounted for by the Company on the basis of dividends received and receivable.

(ii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss accounts include the Group’s share of the results of associated companies for the year, and the consolidated balance sheets include the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c)	Revenue recognition

Premiums:

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognised as revenue when due from the policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Premiums from the sale of accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognised over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Amounts collected as premiums from investment type contracts are reported as deposits. Revenue from these contracts consists of policy fees charged against the deposit amount for the cost of insurance, administration fees and gains on surrenders during the year. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Turnover of the Group represents gross written premiums and policy fees.

Net investment income:

Net investment income is accrued for interest from term deposits, cash and cash equivalents, fixed maturity securities, securities purchased under agreements to resell, policy loans and other loans, dividends from equity securities, rental income from investment property and share of profits/losses from investment in associates less investment expenses. Net investment income is recorded on an accrual basis and recognised on a time proportion basis, taking into account the principal amount outstanding and the interest rate applicable.

(d)	Deferred policy acquisition costs

The costs of acquiring new business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts are amortised over the expected life of the contracts based on a constant rate of the present value of estimated gross profits expected to be realised over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the profit and loss accounts.

(e)	Insurance losses and reserves

Reserves for claims and claim adjustment expenses:

These represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the profit and loss accounts as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the year in which estimates are changed.

Future life policyholder benefits, policyholder contract deposits and other funds:

These represent liabilities for estimated future policyholder benefit liability for traditional life insurance policies and non-investment-linked investment contracts.

Future life policyholder benefits for traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Future life policyholder benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders’ contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for future life policyholder’s benefits offsetting the policyholders’ share of the change in unrealised gains and losses during the year.

(f)	Reinsurance

The Group cedes 15% (20% before January 1, 2003) insurance premiums and risk from short duration accident and health contracts to China Reinsurance Company under relevant statutory reinsurance regulation of the PRC and cedes insurance and premiums risk from other contracts in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. The Group may assume reinsurance business incidental to their normal business. Such business is not significant to the Group’s operations.

Reinsurance assets include the balances due under reinsurance contracts from both insurance and reinsurance companies for paid and unpaid claims and claim adjustment expenses, ceded unearned premiums, ceded future life policy benefits and funds held under reinsurance treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Reinsurance is recorded gross in the balance sheet unless a right of offset exists. The Group evaluates the financial strength of potential reinsurers and continually monitors the financial conditions of reinsurers.

Reinsurance contracts are contracts under which the Group has assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurers.

(g)	Investments in securities

Held-to-maturity securities:

Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity.

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value that is other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

Non-trading securities:

Investments other than trading or held-to-maturity are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the investment revaluation reserve, is recognised in the profit and loss account.

Where there is objective evidence that individual investments are impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Trading securities:

Fixed maturities and liquidity securities which the Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(h)	Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the Group. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to the profit and loss accounts. Any subsequent increases are credited to the profit and loss accounts up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the asset revaluation reserve to the profit and loss account.

(i)	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. Impairment loss on policy loans is generally measured based on the present value of expected future cash flows discounted at the instrument’s effective interest rate, except where the value of the asset is collateral dependent, in which case the fair value of the underlying collateral is used. Interest income on impaired assets is recognised based on the original effective rate of interest.

(j)	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(k)	Term deposits

Term deposits are bank deposits with fixed maturity dates. They are stated at amortised cost.

(l)	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

(m)	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase; accordingly, such securities continue to be carried on the balance sheets.

(n)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except for certain assets acquired prior to January 1, 1997. These assets were acquired as a result of the prior restructuring in 1996 of People’s Insurance Company of China (“PICC”), a state-owned enterprise. The restructuring created CLIC’s predecessor as a specialised life insurance subsidiary of PICC. CLIC is unable to obtain historical cost information for assets which were transferred to CLIC in that restructuring. Accordingly, these assets are stated at deemed costs less accumulated depreciation. Deemed cost is determined on the basis of a valuation performed as of January 1, 2000.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, interest costs on borrowings to finance the acquisition, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represents buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation:

Depreciation is computed on a straight-line basis to write down the cost of each asset to their residual value over their estimated useful lives as follows:

Estimated useful lives
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 6 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sale:

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the profit and loss account for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(o)	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(p)	Employee benefits

Pension benefits:

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Voluntary payments made to certain former employees and which were not made pursuant to a formal or informal plan are expensed as paid.

Termination and early retirement benefits:

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value using incremental borrowing rates available to the Group.

Housing benefits:

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

(q)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of transaction. Gains and losses resulting from the settlement of such transaction and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate prevailing at the balance sheet date are recognised in the profit and loss account.

(r)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(s)	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

(t)	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in note 3.

(u)	Business risks and uncertainties

The development of liabilities for future policy benefits for the Group’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense, and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency, and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience and, if circumstances warrant, revises its assumptions and the related future policy benefit estimates.

The Group’s investments are primarily comprised of fixed maturity securities, equity securities, and securities purchased under agreements to resell. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments and their related values. In addition, the value of these investments is often derived from an appraisal, an estimate or opinion of value. A significant decline in the fair value of these investments could have an adverse effect on the Group’s financial condition.

The Group’s activities are with policyholders located in the PRC. Note 4 discusses the types of securities that the Group invests in. Note 3 discusses the types of insurance products that the Group offers. The Group does not have any significant concentrations to any one industry or policyholder.

3	Segment information

(a)	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of life insurance contracts to individuals and comprises participation life insurance business and traditional life insurance business. Participation life insurance business relates primarily to the sale of participating products, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy. Traditional life insurance business relates primarily to the sale of non-participating products and annuities policies, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of life insurance contracts to group entities and comprises participation life insurance business and traditional life insurance business described as above.

(iii)	Accident and health insurance business

The accident and health insurance business relates primarily to the sale of accident and health insurance and accident products.

(iv)	Corporate and other

Corporate and other business relates to equity interests in subsidiaries and associated companies engaged in non-insurance businesses.

(b)	Basis of allocating net investment income and administrative and other operating expenses

Net investment income is allocated among segments in proportion to the respective segments’ average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the expense loadings of products in the respective segments.

	For the year ended December 31, 2003
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Revenues

Gross written premiums and policy fees	58,541	588	10,205	—	69,334
Gross written premiums	52,773	260	—	—
- Term	293	8	—	—
- Whole	25,821	252	—	—
- Endowment	17,819	—	—	—
- Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—
Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenue	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)
Amortisation of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expense on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Statutory insurance levy	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	15	15

Net profit/(loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

	As at December 31, 2003
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Assets
Investments	237,416	35,160	6,672	—	279,248
Deferred policy acquisition costs	24,131	559	178	—	24,868
Accrued investment income	2,444	362	69	—	2,875

Segment assets	263,991	36,081	6,919	—	306,991

Unallocated
Property, plant and equipment, net					12,008
Other assets					9,721

Total					328,720

Liabilities

Future life policyholder benefits	81,658	1,060	—	—	82,718
Policyholder contract deposits and other funds	135,090	19,641	—	—	154,731
Unearned premium reserves	—	—	5,382	—	5,382
Securities sold under agreements to repurchase	5,482	812	154	—	6,448
Reserves for claims and claim adjustment expenses	—	—	814	—	814

Segment liabilities	222,230	21,513	6,350	—	250,093

Unallocated
Other liabilities					15,871

Total					265,964

	For the year ended December 31, 2002
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Revenues

Gross written premiums and policy fees	58,902	749	9,118	—	68,769
Gross written premiums	54,269	372	—	—
- Term	160	1	—	—
- Whole	24,942	344	—	—
- Endowment	19,182	23	—	—
- Annuity	9,985	4	—	—
Policy fees	4,633	377	—	—
Net premiums earned and policy fees	58,902	749	6,773	—	66,424
Net investment income	7,078	1,152	117	—	8,347
Net realised gains on investments	225	37	4	—	266
Net unrealised losses on trading securities	(905)	(147)	(15)	—	(1,067)
Other income	—	—	—	338	338

Segment revenue	65,300	1,791	6,879	338	74,308

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(5,252)	(1,735)	(23)	—	(7,010)
Accident and health claims and claim adjustment expenses	—	—	(4,053)	—	(4,053)
Increase in future life policyholder benefits	(45,487)	113	—	—	(45,374)
Policyholder dividends and participation in profits	(614)	(27)	—	—	(641)
Amortisation of deferred policy acquisition costs	(3,574)	(103)	(155)	—	(3,832)
Underwriting and policy acquisition costs	(1,258)	(2)	(401)	—	(1,661)
Administrative expenses	(5,216)	(9)	(937)	—	(6,162)
Other operating expenses	(370)	(7)	(47)	(210)	(634)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(4,599)	(2,496)	—	—	(7,095)
Statutory insurance levy	—	—	(73)	—	(73)

Segment benefits, claims and expenses	(66,370)	(4,266)	(5,689)	(217)	(76,542)

Segment results	(1,070)	(2,475)	1,190	121	(2,234)

Income tax expenses	—	—	—	(14)	(14)
Minority interests	—	—	—	(2)	(2)

Net profit/(loss)	(1,070)	(2,475)	1,190	105	(2,250)

	As at December 31, 2002
	Individual life RMB million	Group life RMB million	Accident & Health RMB million	Corporate & other RMB million	Total RMB million
Assets
Investments	225,944	36,782	3,737	—	266,463
Deferred policy acquisition costs	17,638	343	103	—	18,084
Accrued investment income	3,560	579	59	—	4,198

Segment assets	247,142	37,704	3,899	—	288,745

Unallocated
Property, plant and equipment, net					18,457
Other assets					6,568

Total					313,770

Liabilities

Future life policyholder benefits	304,043	1,320	—	—	305,363
Policyholder contract deposits and other funds	117,951	38,322	—	—	156,273
Unearned premium reserves	—	—	5,036	—	5,036
Securities sold under agreements to repurchase	3,054	497	51	—	3,602
Reserves for claims and claim adjustment expenses	—	—	879	—	879

Segment liabilities	425,048	40,139	5,966	—	471,153

Unallocated
Other liabilities					17,915

Total					489,068

4	Investments

4.1	Investment Results

	2003 RMB million	2002 RMB million
Net investment income:
Fixed maturity securities	2,793	2,723
Equity securities	312	240
Term deposits and cash and cash equivalents	5,543	4,310
Investment properties	58	67
Investment in associated companies	16	(6)
Policy loans	4	7
Securities purchased under agreements to resell	1,121	1,094
Other investments	10	9

Subtotal	9,857	8,444
Securities sold under agreements to repurchase	(7)	(71)
Investment expense	(25)	(26)

Total	9,825	8,347

Net realised gain/(loss):
Fixed maturity securities
Gross realised gains	661	602
Gross realised losses	(104)	(97)
Impairment	(7)	(59)

Subtotal	550	446
Equity securities
Gross realised gains	458	239
Gross realised losses	(140)	(417)
Impairment	—	(2)

Subtotal	318	(180)

Total	868	266

Net unrealised gain/(loss):
Equity securities	247	(1,067)

Total	247	(1,067)

4.2	Non-trading securities

	Cost or amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group and Company

As at December 31, 2003

Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

Group
As at December 31, 2002

Fixed maturity securities
Government bonds	49,661	1,634	(316)	50,979
Government agency bonds	20,615	351	(151)	20,815
Corporate bonds	3,212	126	(15)	3,323

Subtotal	73,488	2,111	(482)	75,117

Equity securities
Common stocks, unlisted	957	—	—	957
Funds	7,523	3	(382)	7,144

Subtotal	8,480	3	(382)	8,101

Total	81,968	2,114	(864)	83,218

The proceeds from sales of non-trading securities and the gross realised gains and losses for the years ended December 31, 2003 and 2002 were as follows:

	Group
	2003 RMB million	2002 RMB million
Proceeds from sales of non-trading securities	40,339	14,390
Gross realised gains	919	697
Gross realised losses	(118)	(389)

4.3	Equity securities

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Common stocks	—	957	—
Funds	10,718	11,214	10,718

Total	10,718	12,171	10,718

4.4	Fixed maturity securities - maturity schedule

	Group
	Amortised cost		Estimated fair value
Held-to-maturity	2003 RMB million	2002 RMB million	2003 RMB million	2002 RMB million
Maturing:
Within one year	—	437	—	442
After one year but within five years	—	373	—	400
After five years but within ten years	—	406	—	427
After ten years	—	4	—	4

Total	—	1,220	—	1,273

All held-to-maturity investments were retained by CLIC as a result of the Restructuring (see note 1).

Non-trading	Group
	Amortised cost		Estimated fair value
	2003 RMB million	2002 RMB million	2003 RMB million	2002 RMB million
Maturing:
Within one year	1,652	3,146	1,642	3,179
After one year but within five years	12,949	18,174	13,087	19,026
After five years but within ten years	36,873	32,603	36,460	33,340
After ten years	20,716	19,565	19,415	19,572

Total	72,190	73,488	70,604	75,117

	Company
Non-trading	Amortised cost 2003 RMB million	Estimated fair value 2003 RMB million
Maturing:
Within one year	1,652	1,642
After one year but within five years	12,949	13,087
After five years but within ten years	36,873	36,460
After ten years	20,716	19,415

Total	72,190	70,604

4.5	Investments in associated companies

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Investment cost	—	266	—
Share of post acquisition loss	—	(159)	—

	—	107	—
Advances to associated companies*	—	1,928	—

Interest in associated companies	—	2,035	—

*	The advances to associated companies are non-interest bearing, unsecured and have no fixed repayment terms. All investments in associated companies were retained by CLIC as a result of the Restructuring (see note 1).

4.6	Term deposits

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Maturing:
Within one year	2,349	6,621	2,349
After one year but within five years	121,443	108,953	121,443
After five years but within ten years	12,400	7,101	12,400
After ten years	1,000	1,000	1,000

Total	137,192	123,675	137,192

4.7	Statutory deposits – restricted

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Maturing:
Within one year	600	41	600
After one year but within five years	3,400	950	3,400

Total	4,000	991	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding. The restricted deposits at December 31, 2003 correspond to RMB20,000 million share capital at the time China Life was established (see note 1). The additional share capital raised from the initial public offering in December 2003 was still subject to statutory verification process at the year end. Additional statutory deposits will be made in 2004.

4.8	Securities purchased under agreements to resell

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Maturing:
Within 30 days	3,672	14,740	3,672
After 30 days but within 90 days	5,229	6,186	5,229
Over 90 days	5,101	15,462	5,101

Total	14,002	36,388	14,002

5	Fair value of financial instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

•	Cash and cash equivalents, term deposits, and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Fixed maturity securities: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices except, certain common stocks, which are carried at cost as a reasonable estimate of their fair value.

•	Policy and other loans: the carrying values for policy loans approximate fair value.

•	Policyholder contract deposits and other funds: fair values are calculated by discounted cash flow projections using current market interest rates.

•	Other investment assets: as quoted market prices are generally not readily available for these assets, impairment is assessed on a regular basis, and as significant gains for the Group are not expected to arise, the carrying value of these assets in the balance sheet (generally cost less provision for impairment) is used as an estimate of the fair value.

•	Bank borrowings: as the bank borrowings are at variable interest rates, their carrying values approximate their fair values at the reporting date.

	Total fair value		Total carrying value
	2003 RMB million	2002 RMB million	2003 RMB million	2002 RMB million
Fixed maturity securities	70,604	76,390	70,604	76,337
Equity securities	10,718	12,171	10,718	12,171
Term deposits	137,192	123,675	137,192	123,675
Securities purchased under agreements to resell	14,002	36,388	14,002	36,388
Policy loans	116	106	116	106
Other investments	—	231	—	231
Cash and cash equivalents	42,616	14,529	42,616	14,529
Policyholder contract deposits and other funds	(132,998)	(165,727)	(154,731)	(156,273)
Bank borrowings	—	(313)	—	(313)
Securities sold under agreements to repurchase	(6,448)	(3,602)	(6,448)	(3,602)

The Group’s activities expose it to a variety of financial risks, including the effects of changes in fixed maturities and equity market prices, and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The management provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, credit risk, and liquidity risk.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk. Interest rate risk is normally controlled through matching such liabilities with suitable assets. The limited availability of matching assets and the current regulatory constraints in the PRC mean that the Group can only mitigate interest rate risk to a certain extent. If the regulatory constraints are eased, the Group expects to be able to take action to further mitigate the risk.

Market risk

The Group’s investments include mainly securities investment funds and bonds. Among these, the prices of listed securities investment funds and bonds are determined by market forces. The Group’s policy is to hold an appropriately diversified investment portfolio as permitted by laws and regulations to reduce the risk of concentration in one specific industry or company. The Group also actively monitors the market prices of the securities.

Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due. In the normal course of business, the Group attempts to match the maturity of invested assets to the maturity of insurance liabilities.

6	Deferred policy acquisition costs

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Gross
At January 1 (Group)/July 1 (Company)	18,411	11,182	21,599
Acquisition costs deferred	11,818	11,240	5,839
Amortisation charged to income	(5,350)	(4,121)	(2,534)
Unrealised gains on investments	285	110	260

At December 31	25,164	18,411	25,164

Ceded
At January 1 (Group)/July 1 (Company)	(327)	(289)	(317)
Acquisition costs deferred	(296)	(327)	(138)
Amortisation charged to income	327	289	159

At December 31	(296)	(327)	(296)

Net
At January 1 (Group)/July 1 (Company)	18,084	10,893	21,282
Acquisition costs deferred	11,522	10,913	5,701
Amortisation charged to income	(5,023)	(3,832)	(2,375)
Unrealised gains on investments	285	110	260

At December 31	24,868	18,084	24,868

7	Reinsurance assets

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Ceded unearned premiums	807	1,006	807
Claims recoverable from reinsurers	122	176	122
Due from reinsurance companies	68	42	68

Total	997	1,224	997

Approximately 100% of the reinsurance assets at balance sheet dates were reinsured with China Reinsurance Company.

8	Property, plant and equipment

Group

	2003							2002
	Investment properties RMB million	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million	Total RMB million
Cost or deemed cost
At January 1	3,011	14,492	2,224	1,954	1,411	245	23,337	22,476

Additions	—	992	367	189	615	122	2,285	1,814
Disposals	(11)	(271)	(168)	(184)	(25)	(56)	(715)	(953)
Revaluation	(181)	—	—	—	—	—	(181)	—
Derecognition (see note 2(a))	(2,819)	(4,580)	(559)	(270)	(511)	(158)	(8,897)	—
Transfer upon completion	—	385	4	—	(389)	—	—	—

At December 31	—	11,018	1,868	1,689	1,101	153	15,829	23,337

Accumulated depreciation
At January 1	—	(2,424)	(1,115)	(1,159)	(55)	(127)	(4,880)	(4,129)

Charges for the year	—	(441)	(305)	(313)	—	(85)	(1,144)	(1,323)
Impairment loss	—	(83)	—	—	(10)	—	(93)	(7)
Disposals	—	110	84	171	—	—	365	579
Derecognition (see note 2(a))	—	1,164	344	201	65	157	1,931	—

At December 31	—	(1,674)	(992)	(1,100)	—	(55)	(3,821)	(4,880)

Net book value
At December 31, 2003	—	9,344	876	589	1,101	98	12,008

At December 31, 2002	3,011	12,068	1,109	795	1,356	118	18,457

As at December 31, 2003, the Company was in the process of effecting transfer of title from CLIC of certain properties with net book value at that date of RMB310 million. The Company is entitled to the full use of these assets under the restructuring agreement, even though the necessary governmental registrations or approvals have not been obtained. The Company is not aware of any known legal impediments to effect such transfer.

The analysis of the cost or valuation at December 31, 2003 and 2002 of the above assets is as follows:

	Investment properties RMB million	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
2003:
At cost	—	9,344	876	589	1,101	98	12,008
At valuation	—	—	—	—	—	—	—

	—	9,344	876	589	1,101	98	12,008

	Investment properties RMB million	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
2002:
At cost	—	12,068	1,109	795	1,356	118	15,446
At valuation	3,011	—	—	—	—	—	3,011

	3,011	12,068	1,109	795	1,356	118	18,457

The Company engaged Sallmanns (Far East) Limited to value its property assets as at September 30, 2003. The valuation of the property assets amounted to RMB10,956 million. The additional depreciation that would be charged to the profit and loss account had those assets been stated at such valuation is RMB 8 million.

Company

	2003
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost or deemed cost
At July 1,	10,855	1,615	1,631	934	126	15,161

Additions	124	268	122	279	27	820
Disposals	(54)	(23)	(64)	(15)	—	(156)
Transfer upon completion	93	4	—	(97)	—	—
At December 31,	11,018	1,864	1,689	1,101	153	15,825

Accumulated depreciation
At July 1,	(1,500)	(924)	(1,066)	—	(32)	(3,522)
Charges for the year	(213)	(79)	(89)	—	(23)	(404)
Disposals	39	11	55	—	—	105

At December 31	(1,674)	(992)	(1,100)	—	(55)	(3,821)

Net book value
At December 31	9,344	872	589	1,101	98	12,004

9	Accrued investment income

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Accrued interest income
- Term deposits	1,940	2,589	1,940
- Fixed maturities	901	1,591	901
- Others	34	18	34

Total	2,875	4,198	2,875

10	Premiums receivables

The ageing of premiums receivable is within 2 months.

11	Other

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Receivable for fund units redeemed	4,784	—	4,784
Due from CLIC	742	—	742
Deposits	150	103	150
Long-term deferred expenses	32	57	32
Advances	31	1,420	31
Inventory held by real estate subsidiaries	—	240	—
Foreclosed assets	—	200	—
Entrusted funds receivable	—	1,513	—
Others	184	54	177

Total	5,923	3,587	5,916

12	Benefits, claims and expenses

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended December 31, 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended December 31, 2002
Accident and health claims and claim adjustment expenses	5,066	(1,013)	4,053
Life insurance death and other benefits	7,010	—	7,010
Increase in future life policyholder benefits	45,374	—	45,374

Total insurance benefits and claims	57,450	(1,013)	56,437

13	Insurance reserves

Long duration contract liabilities arising from traditional life products include, depending on contract type, policyholder account balances or the present value of future benefits less present value of valuation premiums. Short duration contract liabilities relate to accident and health products of one year duration or less.

The liabilities for future life policyholder benefits have been established in accordance with the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises”. In accordance with the provisions of this standard, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognised. Currently, there is no specific standard under HK GAAP on the determination of future policyholder benefits. We have adopted the US standard as our accounting policy. These estimates are based on the following assumptions:

(i)	Interest rates are based on estimates of future yields on the Company’s investments. The discount rates used for policies issued prior to 2003 increase from 3.8% to 5.0%, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining its interest rate assumptions, the Company considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Based on a review of the Company’s investment performance and the market conditions, the Company revised the discount rates for policies issued in 2003 such that they increase from 3.65% to 5%, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. Actual investment yields in the years ended December 31, 2001, 2002 and 2003 were 4.1%, 3.8% and 3.4% respectively. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

(ii)	Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions used for 1999 through 2002 are based upon the results of an analysis of the Company’s actual mortality, morbidity and lapse experience incurred in those years. This mortality, morbidity and lapse experience was found to be comparable in those periods. Based on the findings of a subsequent study of the Company’s experience and the Company’s knowledge of the business, the mortality assumption and the morbidity assumption remain unchanged for policies issued in 2003, but the lapse assumption for certain types of policies issued in 2003 has been revised.

In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life table. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, the principal regulatory authority at the time. The tables are based on policy samples drawn from 43 subsidiaries and mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs used for 1999 through 2002 were estimated to be 2% of premiums plus a fixed per-policy expense. The per-policy costs used for 2003 were estimated to be 1.75% of premiums plus a fixed per-policy expense.

Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the Restructuring.

Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, in accordance with the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realised Gains and Losses from the Sale of Investments”.

The amount of policyholder dividends to be paid is determined annually. Policyholder dividends include life policyholder’s share of net income and unrealised appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Reserves for claims and claim adjustment expenses were as follows:

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
At January 1
Gross reserves for claims and claim adjustment expenses	879	867	879
Reinsurance recoverable	(176)	(174)	(176)

Net reserves for claims and claim adjustment expenses	703	693	703

Claims and claim adjustment expenses incurred	5,744	5,066	5,744
Claims and claim adjustment expenses paid	(5,809)	(5,054)	(5,809)
At December 31 Gross reserves for claims and claim adjustment expenses	814	879	814
Reinsurance recoverable	(122)	(176)	(122)

Net reserves for claims and claim adjustment expenses	692	703	692

Accident and health claims are generally settled within 2 months when the claims are reported. Accordingly, no material amount of the charge for claims incurred relates to prior years. The Group believes that the final claims and claim adjustment expenses incurred would not differ materially from the amounts provided at period ends.

Claims paid and incurred, and the ratios of claims incurred to net accident and health premiums were as follows:

	Group
	2003 RMB million	2002 RMB million
Claims incurred - net	4,882	4,053
Claims incurred ratio	60%	60%

14	Securities sold under agreements to repurchase

Liabilities are due within thirty days from the balance sheet date. The carrying values of fixed maturity securities pledged as collateral are as follows:

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Fixed maturities pledged	6,448	3,600	6,448

15	Bank borrowings

Bank borrowings and related investment properties and property, plant and equipment pledged were retained by CLIC as a result of the Restructuring.

	Group
Maturity Schedule	2003 RMB million	2002 RMB million
Short-term borrowings	—	311
Long-term borrowings - within 1 year	—	2

Total	—	313

	Group
	2003 RMB million	2002 RMB million
Carrying value of investment properties, net, pledged	—	365
Net book value of property, plant and equipment pledged	—	65

Total	—	430

16	Provision

Provision for early retirement and termination relates to benefits payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

	Group
	2003 RMB million	2002 RMB million
As at January 1	445	330
Additional provision	74	224
Payment for the year	(59)	(109)
Derecognition (see note 2(a))	(460)	—

As at December 31	—	445

17	Other liabilities

			Group		Company
	Note		2003 RMB million	2002 RMB million	2003 RMB million
Payable to State Social Security Fund	(a	)	2,472	—	2,472
Reserve for commission and expenses			1,071	1,047	1,071
Salary payable			726	667	726
Agent deposits			486	451	486
Staff welfare payable			672	561	672
Tax payable			375	258	375
Payable to constructors			124	336	124
Reinsurance liabilities			—	200	—
Regulatory fee payable			88	108	88
Others			877	1,088	865

Total			6,891	4,716	6,879

Note:
(a)	As part of the initial public offering of China Life’s shares, CLIC also sold some of its holdings in China Life to public investors. The proceeds from CLIC’s sale, net of listing expenses amounting to RMB 2,472 million, was remitted to China Life and is payable to the State Social Security Fund in accordance with rules issued by the State Council in June 2001.

18	Statutory insurance fund

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance. No additional insurance guarantee fund will be provided once it reaches 6% of total assets.

19	Loss before taxation

Loss before taxation is stated after charging the following:

	2003 RMB million	2002 RMB million
Staff costs
Wages and salary	2,879	2,493
Housing benefits	139	90
Contribution to the defined contribution pension plan	122	146
Depreciation -owned property, plant and equipment	1,144	1,323
Loss on disposal of property, plant and equipment	124	91
Deficit on revaluation of investment properties	181	—
Auditors’ remuneration	17	—

20	Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2003 RMB million	2002 RMB million
Current taxation:
- Enterprises income tax	139	14
Deferred taxation relating to the origination and reversal of temporary differences	1,041	—

Taxation charges	1,180	14

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2003 RMB million	2002 RMB million
Loss before income tax expenses and minority interests	(263)	(2,234)

Tax computed at the statutory tax rate of 33%	(87)	(737)
Non taxable income	(183)	(8)
Expenses not deductible for tax purposes	628	1,546
Unrecognised deferred tax assets	822	(787)

Income taxes at effective tax rate	1,180	14

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary and wages expenses in excess to deductible amounts.

(c)	At December 31, 2003, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

Group
2003 RMB million
At January 1	—
Deferred taxation charged to profit and loss account	1,041
Taxation charged to equity	2,645

At December 31	3,686

The deferred taxation charged to equity during the year is as follows:

Group
2003 RMB million
Change in unrealised gains/losses of non-trading securities	(594)
Arising from the Restructuring	3,239

2,645

No deferred tax assets have been recognised by the Group in 2002. The unrecognised net deferred tax assets in 2002, are analysed as follows:

2002 RMB million
Tax value of loss carried forward	10,082
Future life policyholder benefits and policyholder contract deposits and other fund	47,041
Provision for assets impairment	1,708
Deferred policy acquisition costs	(5,945)
Others	915

Unrecognised deferred tax assets	53,801

Pursuant to the Restructuring on September 30, 2003, all the unrecognised tax losses of the Group were retained by CLIC and the Group has no unrecognised tax losses as at December 31, 2003.

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities	Deferred policy acquisition costs RMB million	Others RMB million	Total RMB million
At January 1, 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At December 31, 2003	(8,206)	(112)	(8,318)

Deferred tax assets	Future life policyholder benefits and policyholder contract deposit and other funds RMB million	Revaluation surplus RMB million	Unearned premium reserve RMB million	Unrealised loss RMB million	Total RMB million
At January 1, 2003	—	—	—	—	—
(Charged)/credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At December 31, 2003	3,512	534	117	469	4,632

2003 RMB million
Deferred tax assets	4,632
Deferred tax liabilities	(8,318)

(3,686)

21	Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of RMB 2,752 million.

22	Loss per share

There is no difference between basic and diluted loss per share. The basic and diluted loss per share for the year ended December 31, 2003 is based on the weighted average number of 20,249,798,526 (2002: 20,000 million) ordinary shares in issue during the year.

For the purpose of loss per share computations, the company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for all years presented.

23	Significant related party transactions

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the company as of December 31, 2003:

Significant related party	Relationship with the Company
China Life Insurance Company (“CLIC”)	The ultimate holding Company
China Life Assets Management Company Limited (“AMC”)	A subsidiary of the Company
Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended December 31, 2003.

	Note		2003 RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i	)	953
Asset management fee receivable from CLIC	(ii	)	26
Property leasing expense payable to CLIC	(iii	)	169
Transaction with AMC
Asset Management fee expense paid to AMC by the Company	(ii	)	8

Note:
(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on September 30, 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB 8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.
(ii)	On November 30, 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, the CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. It was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on September 30, 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on November 30, 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

(iii)	The Company has entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

(c)	Amounts due from/to CLIC

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest leasing, unsecured and has no fixed repayment terms.

2003 RMB million
Due from CLIC	1,668
Due to CLIC	(926)
Other liabilities due to Zhongbaoxin Real Estate Development Co. Ltd.	(112)

24	Share Capital

			Registered, issued and fully paid Ordinary shares of RMB1 each
	Note		No. of shares	RMB million
At June 30, 2003	(a	)	20,000,000,000	20,000
Issue of shares	(b	)	6,764,705,000	6,765

At December 31, 2003			26,764,705,000	26,765

(a)	On June 30, 2003, 20,000,000,000 shares of RMB 1 each were allotted and issued to CLIC for the transfer of the Transferred Business from CLIC to the company (see note 1).

(b)	Pursuant to the board resolution passed on September 10, 2003, the company completed its initial public offering as follows:

(i)	Issued an aggregate of 5,882,353,000 shares of RMB 1 each including an offering of 4,731,937,000 shares at HK$3.59 per share on The Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 28,760,400 American Depositary Shares (“ADSs”, each representing 40 shares) at US$18.68 on the New York Stock Exchange Inc., on December 18, 2003; and

(ii)	Issued 882,352,000 shares of RMB 1 each at HK$ 3.625 per share by way of a placing among professional and institutional investors on December 22, 2003, upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned initial public offering of shares, net of direct listing expenses amounted to approximately RMB 24,707 million. The resulting share premium amounted to approximately RMB 17,942 million.

25	Reserves

	Additional Paid In Capital RMB million	Unrealised gain/(loss) RMB million	Statutory Common Reserve Fund RMB million	Statutory Common Welfare Fund RMB million	Total RMB million
The Group
At January 1, 2002	(137)	2,188	—	—	2,051
Profit capitalisation	244	—	—	—	244
Investments transferred from parties under common control	6	—	—	—	6
Unrealised loss, net of tax	—	(871)	—	—	(871)

At December 31, 2002	113	1,317	—	—	1,430
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,732)	—	—	(2,732)
Appropriation to statutory reserves	—	—	27	26	53
Capital contribution by CLIC	16,721	637	—	—	17,358

At December 31, 2003	34,776	(778)	27	26	34,051

The Company
At July 1, 2003	15,755	1,778	—	—	17,533
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,556)	—	—	(2,556)
Appropriation to statutory reserves	—	—	27	26	53

At December 31, 2003	33,697	(778)	27	26	32,972

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or HK GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB212 million.

26	Contingencies

The following is a summary of the significant contingent liabilities:

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Outstanding loan guarantees	—	443	—
Pending lawsuit	45	189	45

(a)	CLIC has retained the obligation as the guarantor for external borrowing by certain third party entities as a result of the Restructuring.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

27	Commitments

(a)	Capital commitments

	Group		Company
	2003 RMB million	2002 RMB million	2003 RMB million
Pending lawsuit	239	752	239

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	Group		Company
	2003	2002	2003
Land and buildings
Not later than one year	335	63	335
Later than one year but not later than five years	670	169	670
Later than five years	—	22	—

The operating lease payments charged to the profit and loss account for the year ended December 31, 2003 was RMB 299 million (2002: RMB 287 million).

28	Investment in subsidiary

Company	2003 RMB million
Unlisted investment at cost	480

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Insurance Assets Management Co., Ltd.	People’s Republic of China, November 23, 2003	Asset management	60%

29	Directors’, supervisors’ and senior management’s remuneration

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2003 RMB	2002 RMB
Fees Other emoluments for executive directors - Basic salaries, housing allowances and	163,224	378,485
other allowances and benefits in kind	901,726	525,786

Directors’ fees disclosed above include RMB 163,224 (2002: nil) paid to independent non-executive directors.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as the directors consider that it is impracticable to apportion this amount between their services to the Group and their services to CLIC.

No directors of the Company waived any remuneration during the year ended December 31, 2003.

The emoluments of the directors were within the following bands:

	Number of directors
	2003 RMB	2002 RMB
Nil - RMB1,000,000	4	2

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include two (2002: two) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2002: three) highest paid individuals are as follows:

	2003 RMB	2002 RMB
Fees	—	168,249
Basic salaries, housing allowances, and other allowances and benefits in kind	1,232,513	1,025,453

	1,232,513	1,193,702

The emoluments fell within the following bands:

	Number of individuals For the year ended December 31
	2003	2002
Nil - RMB1,000,000	3	3

No emoluments have been paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

30	Ultimate holding company

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as the ultimate holding company.

31	Subsequent events

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers activities up to 2002, found that (i) there had been irregular use of RMB2,368 million of insurance funds, and irregular operations involving RMB2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC; including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB1.26 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB32.31 million, among which RMB11.09 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB43.06 million.

CLIC was directed to pay a total of approximately RMB67.48 million (approximately US$8.15 million), including RMB9.16 million of business tax and surcharges, RMB9.97 million of income taxes, RMB37.26 million of other taxes and RMB11.09 million in fines. The decision requires CLIC to rectify the irregular use of reinsurance funds and irregular operations described in section (i) above, and to submit a report on such rectification by May 31, 2004. The audit decision also requires CLIC make such changes to its books and accounts described in section (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. An appeal to the CNAO may be taken within 60 days of the date of CLIC’s receipt of the audit decision. We will review the changes and adjustments made by CLIC in response to the audit decision in order to evaluate their impact on our operations.

On or about March 16, 2004 a complaint was filed in the United States District Court for the Southern District of New York alleging violations of the U.S. Securities Exchange Act of 1934 by China Life and certain of its officers and directors in connection with failure to fully disclose the audit review by the CNAO of CLIC. Three additional similar complaints have subsequently been filed against these same defendants. The complaints seek to recover damages on behalf of a purported class of persons who purchased the company’s publicly traded securities between December 22, 2003 and February 3, 2004. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. As of the date hereof, none of the four complaints has yet been served and, accordingly, the Company’s time to respond thereto has not yet begun to run. In connection with these complaints, the Company has engaged a U.S. counsel to contest the complaints vigorously on behalf of the Company. Therefore, the likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

32	Approval of financial information

The financial information was approved by the board of directors on April 23, 2004.

Supplementary Information for ADS Holders

Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

The effect on net loss of significant differences between HK GAAP and US GAAP for the year ended December 31, 2002 and 2003 are as follows:

	2003 RMB million	2002 RMB million
Net loss under HK GAAP	(1,428)	(2,250)
US GAAP adjustments
Depreciation of investment properties	(40)	(67)
Deficit on revaluation of investment properties	181	—

Net loss under US GAAP	(1,287)	(2,317)

The effect on shareholder’s equity of significant differences between HK GAAP and US GAAP as at December 31, 2002 and 2003:

	As at December 31,
	2003 RMB million	2002 RMB million
Shareholders’ equity under HK GAAP	62,436	(175,463)
US GAAP adjustments
Accumulated depreciation of investment properties	—	(178)

Shareholders’ equity under US GAAP	62,436	(175,641)

Investment Properties

Under HK GAAP, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling Rmb 181 million charged to the consolidated profit and loss account under HK GAAP. As at September 30, 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Company’s shareholder’s equity.

Property, plant, and equipment

Certain property, plant and equipment on hand as of January 1, 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to January 1, 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at January 1, 2000 have been carried forward as the deemed cost.

(b)	Accumulated other comprehensive income/(loss) represents the cumulative gains and losses on items that are not reflected in earnings. The balances and activities for the years ended December 31, 2002 and 2003 are as follows:

	As at December 31,
	2003 RMB million	2002 RMB million
Changes in net unrealised gains/(losses) on investment securities:
Net unrealised losses arising during the period	(3,457)	(234)
Reclassification adjustment for losses included in net earnings	(154)	(747)

Sub-total	(3,611)	(981)
Adjustments for:
Deferred policy acquisition costs	285	110
Income tax effect there of	594	—

Total other comprehensive loss	(2,732)	(871)

(c)	Statutory Information

	Year ended December 31,
	2003 RMB million	2002 RMB million
Statutory capital and surplus	50,948	(71,680)
Minimum statutory capital and surplus necessary to satisfy regulatory requirement	12,906	17,453

According to Article 2003. 1 issued by the CIRC, all insurance companies have to report their statutory capital and surplus (i.e. solvency margin) to the CIRC at the end of each fiscal year. The solvency adequacy ratio is computed by dividing the actual solvency margin by the minimum solvency margin. CIRC will closely monitor those insurance companies with solvency adequacy ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

(d)	Disclosures about investments in an unrealised loss position that are other than temporarily impaired

		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million
Fixed maturity securities

Government bonds	Fair value Unrealised losses	24,353 1,281	2,061 115	— —	26,414 1,396

Government agency bonds	Fair value Unrealised losses	20,371 451	77 5	— —	20,448 456

Corporate bonds	Fair value Unrealised losses	3,392 203	159 5	— —	3,551 208

Equity securities	Fair value Unrealised losses	895 5	421 2	— —	1,316 7

Total temporary impaired securities	Fair value Unrealised losses	49,011 1,940	2,718 127	— —	51,729 2,067

Non-trading securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2003 was greater than their fair value, resulting in an unrealised loss. Unrealised gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table. Unrealised losses are largely due to interest rate fluctuations. Based on a review of these investment holdings, it is believed that the contractual terms of these non-trading securities will be met. A total 97 fixed maturity securities positions (5 equity securities positions) were in an unrealised loss position at December 31, 2003 of which 92 (3 equity securities positions) were in a continuous loss position for less than 6 months and 5 positions for more than 6 months but less than 12 months (2 equity securities positions).

(e)	The movement on the deferred income tax balance is as follows:

	At January 1, 2003 RMB million	Deferred taxation charged/ (credited) to profit and loss account RMB million	Arising from restructuring RMB million	Change in unrealised gains/losses of non-trading securities RMB million	At December 31, 2003 RMB million
Tax value of loss carried forward	10,082	822	(10,904)	—	—
Future life policyholder benefits and policyholder contract deposits and other funds	47,041	1,736	(45,265)	—	3,512
Provision for assets impairment	1,708	331	(2,039)	—	—
Others	1,366	(58)	(657)	469	1,120

	60,197	2,831	(58,865)	469	4,632
Less: valuation allowance	(53,801)	(1,640)	55,441	—	—

Deferred income tax assets	6,396	1,191	(3,424)	469	4,632
Deferred policy acquisition costs	(5,945)	(2,166)	—	(95)	(8,206)
Others	(451)	(66)	185	220	(112)

Deferred income tax liabilities	(6,396)	(2,232)	185	125	(8,318)

Net deferred income tax liabilities	—	(1,041)	(3,239)	594	(3,686)

Net deferred income tax assets of RMB 3,239 million were retained by CLIC on September 30, 2003 and were charged to the shareholders’ equity as part of Restructuring.

(f)	Recently issued accounting standards

In January 2003, the FASB issued FASB Interpretation No.46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003. The Group does not expect that the adoption of FIN 46 will have a material impact on the Group’s financial position or its result of operations.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. Management does not expect that the adoption of SOP 03-1 will have a material impact on the Group’s financial position or its results of operations.

Report on the Pro Forma

Consolidated Financial Information

REPORT ON THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

TO THE DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

We report on the pro forma consolidated financial information (“pro forma consolidated financial information”) set out in page 127 to page 134 of this Annual Report, which has been prepared to provide information about how the restructuring described in the introduction to pro forma consolidated financial information might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of China Life Insurance Company Limited to prepare the pro forma consolidated financial information in accordance with the basis of preparation described in the introduction and notes to the pro forma consolidated financial information.

It is our responsibility to form an opinion on the pro forma consolidated financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work consisted primarily of comparing the financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of China Life Insurance Company Limited.

Because the above work does not constitute an audit made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, we do not express any audit assurance on the pro forma consolidated financial information.

The pro forma consolidated financial information has been prepared based on the historical financial statements of China Life Insurance Company Limited as set out in page 71 to page 119 of the Annual Report for illustrative purposes only and, because of its nature, it may not give an indicative financial position or results of:

(a)	China Life Insurance Company Limited and its subsidiaries had the Restructuring actually occurred at the start of the year ended December 31, 2003;

(b)	China Life Insurance Company Limited and its subsidiaries for any future period.

Opinion

In our opinion:

(a)	the pro forma consolidated financial information has been properly compiled on the basis stated in the introduction and notes to the pro forma financial information set out in the Annual Report;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma consolidated financial information.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 23, 2004

Unaudited Pro Forma

Consolidated Profit and Loss Data

The unaudited pro forma consolidated profit and loss for the year ended December 31, 2003 and 2002 has been prepared in accordance with H.K. GAAP and gives effect to the restructuring, as if it had occurred at the start of the year ended December 31, 2003 and 2002, respectively.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not necessarily represent what our consolidated financial results actually would have been if the restructuring had in fact occurred on those dates and is not necessarily representative of our financial results for any future periods. The notes to the pro forma consolidated financial data contain a more detailed discussion of how the adjustments described above are presented. The unaudited pro forma consolidated financial information should be read in connection with “Management Discussion and Analysis” in the Annual Report and the historical consolidated financial statements and accompanying notes of China Life.

Upon the approval of the State Council and the CIRC, we were formed on June 30, 2003 in connection with the restructuring by CLIC. The restructuring was effected through a plan of restructuring, which was approved by the CIRC on August 21, 2003, and a restructuring agreement we entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes the restructuring is treated as having occurred on September 30, 2003.

Under PRC law and the restructuring agreement, the restructuring was effective as of June 30, 2003, which we refer to in this annual report as the effective date. In connection with the restructuring:

•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on of after June 10, 1999, and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on of after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all its obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date.

•	CLIC’s assets as of June 30, 2003 were divided between China Life and CLIC in accordance with the restructuring agreement entered into between CLIC and ourselves in connection with the restructuring. Premiums receivable were allocated to the transferred and non-transferred policies based on the specific policies to which they relate. Property, plant and equipment and other operating assets were allocated based on the terms of the restructuring agreement. Investments in respect of participating policies were allocated to the transferred policies, since all participating business has been transferred. Unlisted equity securities and investment properties were allocated to CLIC. The remaining investment assets, including term deposits, fixed maturity securities, equity securities, repurchase agreements and cash and cash equivalents, were allocated so as to ensure that the book value of China Life as of June 30, 2003 was RMB29,608 million, as determined under PRC valuation regulations. This was equivalent to RMB36,182 million as determined under H.K. GAAP, due to differences between PRC GAAP and H.K. GAAP. The proportions of each of these classes of assets allocated to CLIC and ourselves were similar.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident or health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and businesses were transferred to us. Some management and personnel remained with CLIC.

•	CLIC retained the trademarks used in our business, including the “China Life” name and “ball” logo and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to other third parties.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices.

	For the year ended December 31, 2003
	Historical RMB million	Adjustments RMB million	Note		Pro Forma RMB million
Pro Forma Consolidated Profit and

Loss Accounts Data
H.K. GAAP

Revenues

Gross written premiums and policy fees	69,334	(16,409)	(a	)	52,925
Less: premiums ceded to reinsurers	(1,571)	—	(a	)	(1,571)

Net written premiums and policy fees	67,763	(16,409)	(a	)	51,354
Net change in unearned premium reserves	(547)	—	(a	)	(547)

Net premiums earned and policy fees	67,216	(16,409)	(a	)	50,807
Net investment income	9,825	(3,035)	(b	)	6,790
Net realized gains/(losses) on investments	868	(269)	(b	)	599
Net unrealised gains on trading securities	247	7	(b	)	254
Other income	727	1,265			1,992
		(54)	(k	)
		1,284	(c	)
		35	(d	)

Total revenues	78,883	(18,441)			60,442

	For the year ended December 31, 2003
	Historical RMB million	Adjustments RMB million	Note		Pro Forma RMB million
Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(8,570)	4,752	(e	)	(3,818)
Accident and health claims and claim adjustment expenses	(4,882)	—	(e	)	(4,882)
Increase in future life policyholder benefits	(43,084)	16,571	(f	)	(26,513)
Policyholder dividends and participation in profits	(1,207)	—	(e	)	(1,207)
Amortization of deferred policy acquisition costs	(5,023)	—			(5,023)
Underwriting and policy acquisition costs	(1,294)	472	(g	)	(822)
Administrative expenses	(6,862)	536			(6,326)
		65	(k	)
		208	(i	)
		327	(h	)
		(64)	(j	)
Other operating expenses	(872)	505	(k	)	(367)
Interest expense on bank borrowings	(7)	7	(k	)	—
Interest credited to policyholder contract deposits	(7,260)	4,340	(e	)	(2,920)
Statutory insurance levy	(85)	—			(85)

Total benefits, claims and expenses	(79,146)	27,183			(51,963)

Profit/(loss) before income tax expense and minority interest	(263)	8,742			8,479
Income tax expense	(1,180)	(1,402)	(l	)	(2,582)

Profit/(loss) before minority interests	(1,443)	7,340			5,897
Minority interests	15	(15)	(k	)	—
		(40)	(m	)	(40)

Net profit/(loss)	(1,428)	7,285			5,857

	For the year ended December 31, 2002
	Historical RMB million	Adjustments RMB million	Note		Pro Forma RMB million
Pro Forma Consolidated Profit and Loss Accounts Data
H.K. GAAP

Revenues
Gross written premiums and policy fees	68,769	(21,692)	(a	)	47,077
Less: premiums ceded to reinsurers	(1,869)	4	(a	)	(1,865)

Net written premiums and policy fees	66,900	(21,688)	(a	)	45,212
Net change in unearned premium reserves	(476)	12	(a	)	(464)

Net premiums earned and policy fees	66,424	(21,676)	(a	)	44,748
Net investment income	8,347	(4,001)	(b	)	4,346
Net realized gains/(losses) on investments	266	(126)	(b	)	140
Net unrealised gains/(losses) on trading securities	(1,067)	507	(b	)	(560)
Other income	338	1,728			2,066
		(106)	(k	)
		1,792	(c	)
		42	(d	)

Total revenues	74,308	(23,568)			50,740

	For the year ended December 31, 2002
	Historical RMB million	Adjustments RMB million	Note		Pro Forma RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,010)	4,702	(e	)	(2,308)
Accident and health claims and claim adjustment expenses	(4,053)	—	(e	)	(4,053)
Increase in future life policyholder benefits	(45,374)	20,455	(f	)	(24,919)
Policyholder dividends and participation in profits	(641)	3	(e	)	(638)
Amortisation of deferred policy acquisition costs	(3,832)	—			(3,832)
Underwriting and policy acquisition costs	(1,661)	1,106	(g	)	(555)
Administrative expenses	(6,162)	256			(5,906)
		20	(k	)
		35	(i	)
		328	(h	)
		(127)	(j	)
Other operating expenses	(634)	204	(k	)	(430)
Interest expense on bank borrowings	(7)	7	(k	)	—
Interest credited to policyholder contract deposits	(7,095)	5,527	(e	)	(1,568)
Statutory insurance levy	(73)	—			(73)

Total benefits, claims and expenses	(76,542)	32,260			(44,282)

Profit/(loss) before income tax expense and minority interest	(2,234)	8,692			6,458
Income tax expense	(14)	(1,890)	(l	)	(1,904)

Profit/(loss) before minority interests	(2,248)	6,802			4,554
Minority interests	(2)	2	(k	)	—
		(30)	(m	)	(30)

Net profit/(loss)	(2,250)	6,774			4,524

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Pro Forma Consolidated Profit and Loss Accounts Data

(a)	Reflects the exclusion of amounts attributable to the non-transferred policies from the pro forma consolidated profit and loss accounts data.

(b)	Income from investment properties and investments in associates retained by CLIC in the restructuring has been excluded from net investment income in the pro forma profit and loss accounts data. Other investment income, including interest income and dividends, realized gains and losses and unrealised gains and losses from investments held for trading attributable to investments retained by CLIC in the restructuring, has also been excluded. Cash and investment assets were divided between CLIC and China Life based on a mechanism set forth in the restructuring agreement entered into between CLIC and China Life in connection with the restructuring. Average cash and investment assets retained by CLIC for the nine months ended September 30, 2003 have been determined as if the restructuring had occurred on January 1, 2003. Average cash and investment assets retained by CLIC for the year ended December 31, 2002 have been determined as if the restructuring had occurred on January 1, 2002. China Life’s pro forma owners’ equity on January 1, 2003 or 2002 was equivalent to the amount agreed to by CLIC and China Life in the restructuring, and sufficient investments were assumed to be retained by CLIC to result in pro forma equity of this amount. The adjustment for investment income on these investments has been determined on the basis of the percentage of investment return on all of CLIC’s cash and investment assets for the nine months ended September 30, 2003 or the year ended December 31, 2002 for the pro forma consolidated profit and loss accounts data for the year ended December 31, 2003 or 2002, respectively.

(c)	Reflects service fees to be paid by CLIC to China Life for the administration of the non-transferred policies under a policy management agreement to be entered into between CLIC and China Life in connection with the restructuring. For each semi-annual period, the service fee is equal to the sum of:

(i)	the number of in force non-transferred policies that were within their policy term as of the last day of the period, multiplied by RMB 8.0, with the number of policies in force for group insurance policies being equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured), plus

(ii)	2.5% of the actual premiums and deposits in respect of such policies collected during the semi-annual period.

The adjustment for the service fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year end December 31, 2003 or 2002, respectively.

(d)	Reflects asset management fees to be paid by CLIC to the asset management joint venture for the management of investment assets retained by CLIC in the restructuring under an asset management agreement between CLIC and the asset management joint venture in connection with the restructuring. The adjustment for the asset management fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year ended December 31, 2003 or 2002 respectively.

(e)	Reflects the exclusion of amounts attributable to the non-transferred policies.

(f)	Reflects the increase in future policyholder benefits attributable to the non-transferred policies.

(g)	Reflects the exclusion of underwriting and acquisition costs.

(h)	Reflects the exclusion of depreciation expense for the fixed assets retained by CLIC in the restructuring.

(i)	Reflects the exclusion of staff costs for employees and management remaining with CLIC in the restructuring.

(j)	Reflects rental expenses to be paid by China Life to CLIC for the lease of certain fixed assets from CLIC under a property leasing agreement to be entered into between China Life and CLIC in connection with the restructuring.

(k)	Reflects the exclusion of income and expenses attributable to non-core operations retained by CLIC in the restructuring.

(l)	Pro forma income tax has been included in the pro forma profit and loss accounts data based on the pro forma profit for the year. Since CLIC will retain the benefit of tax losses carried forward, the tax provision does not reflect any benefit in respect of those losses. In connection with the restructuring, China Life has received confirmation from the Ministry of Finance and the State Tax Bureau that certain expenses not normally deductible under current PRC tax law can be deducted by China Life in arriving at its taxable income for 2003. In the past, the deductibility of these expenses had no impact on its tax charge or net income because the business was loss-making. Taxation has been provided for on pro forma income before tax using the statutory rate of 33% and assuming that these expenses were deductible for the year ended December 31, 2002 and 2003.

(m)	Reflects CLIC’s minority interests in the asset management joint venture as if it had been incorporated on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year end December 31, 2003 or 2002, respectively.